UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

3 November, 2010

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-FX     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K contains a report of the third quarter 2010 results of Statoil ASA, entitled "Extenxive maintenance, robust financials"

1 EXTENSIVE MAINTENANCE, ROBUST FINANCIALS
1.1 OPERATIONAL REVIEW
1.2 FINANCIAL REVIEW
1.3 OUTLOOK
1.4 RISK UPDATE
1.5 HEALTH, SAFETY AND THE ENVIRONMENT (HSE)
1.6 E&P NORWAY
1.7 INTERNATIONAL E&P
1.8 NATURAL GAS
1.9 MANUFACTURING & MARKETING
1.10 LIQUIDITY AND CAPITAL RESOURCES
1.11 USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
1.11.1 RECONCILIATION OF ADJUSTED EARNINGS TO NET OPERATING INCOME
1.11.2 RECONCILIATION OF ADJUSTED EARNINGS AFTER TAX TO NET INCOME
1.12 END NOTES
1.13 FORWARD-LOOKING STATEMENTS

2 INTERIM FINANCIAL STATEMENTS
2.1 NOTES TO THE INTERIM FINANCIAL STATEMENTS
2.1.1 ORGANISATION AND BASIS OF PREPARATION
2.1.2 SEGMENTS
2.1.3 FINANCIAL ITEMS AND FINANCIAL NON-CURRENT LIABILITIES
2.1.4 INCOME TAX
2.1.5 INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT
2.1.6 PROVISIONS, COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS
2.1.7 ASSETS HELD FOR SALE
2.1.8 SUBSEQUENT EVENTS

3 HSE ACCOUNTING

4 SIGNATURES

1 Extensive maintenance, robust financials

Third quarter Operating and Financial Review

Statoil's third quarter 2010 net operating income was NOK 28.2 billion, compared to NOK 28.3 billion in the third quarter of 2009.
The quarterly result was positively affected by a 14% increase in liquids prices and an 8% increase in gas prices compared with the third quarter last year. In addition, we had a reduction in equity production of 17%, in line with management's expectations, largely caused by extensive maintenance activities impacting both oil and gas production.

Net income in the third quarter 2010 was NOK 13.8 billion compared to NOK 6.6 billion in the same period last year. This result reflects higher prices for both oil and gas, a strong net financial income, lower tax rate and reduced impairment losses, partly offset by lower volumes sold and reduced gains on derivatives.

Adjusted earnings in the third quarter 2010 were NOK 26.7 billion, down 14% from last year. Adjusted earnings after tax were NOK 8.5 billion in the third quarter, down 8% from last year. Adjusted earnings after tax excludes the effect of financial items and the tax on net financial items, and represents an effective adjusted tax rate of 68% compared to 70% in the third quarter of 2009.

"Extensive planned maintenance activities throughout the third quarter have affected both our oil and gas production significantly. Our financial performance and cash generation remains solid, reaffirming our financial flexibility to support a continued development of our portfolio. In a period with very high maintenance and modification activities both offshore and at our gas processing facilities, we are pleased to see that the positive trend for our HSE results is demonstrated also in this quarter," says Statoil's CEO Helge Lund.

Recently we have decided to temporarily reduce the current production on two North Sea fields (Gullfaks South and Kvitebjørn), securing sufficient reservoir pressure in order to drill additional wells in a safe manner, and thereby creating both more volumes and values from these fields. This decision, in addition to short term capacity constraints at Kollsnes, has triggered a downward adjustment of our production guidance for 2010 to 1,900 mboe per day from the previously guided range of 1,925-1,975 mboe per day.

Our portfolio of new field developments are progressing as planned towards 2012, however, with limited expected production growth in 2011.

	Third quarter			First nine months			Full year
	2010	2009	Change	2010	2009	Change	2009

Net operating income (NOK billion)	28.2	28.3	(0%)	94.4	88.1	7%	121.6
Adjusted earnings (NOK billion)	26.7	31.1	(14%)	102.0	96.3	6%	130.7
Net income (NOK billion)	13.8	6.6	>100%	28.0	10.6	>100%	17.7
Earnings per share (NOK)	4.34	2.33	87%	8.97	3.50	>100%	5.75
Average liquids price (NOK/bbl)	455	400	14%	450	347	30%	364
Average gas price (NOK/scm)	1.74	1.61	8%	1.65	2.02	(18%)	1.90
Equity production (mboe per day)	1,552	1,874	(17%)	1,868	1,930	(3%)	1,962
Highlights since second quarter 2010:
  Equity production was down 17% from third quarter 2009 to 1,552 mboe per day. For the first nine months of the year, equity production was 1,868 mboe per day, which is down 3% compared to last year.
  Average prices measured in NOK are up 14% for liquids and up 8% for gas compared to third quarter last year.
  On 22 July the Norwegian Parliament (Stortinget) approved the plan for development and operation (PDO) of Marulk.
  On 1 August Morvin started production according to plan.
  On 23 September Statoil announced the acquisition of 20.67% of Nautical Petroleum's interest in the Mariner field in UK.
  On 10 October Statoil announced the agreements with Enduring Resources and Talisman regarding acquisition of 67,000 net acres in the Eagle Ford shale area in southwest Texas in the United States, adding approximately 550 million boe to Statoil's recoverable resources.
  On 21 October the plan for development and operation (PDO) of Valemon was submitted.
  On 22 October the subsidiary Statoil Fuel & Retail ASA was listed on the Oslo Stock Exchange.

1.1 OPERATIONAL REVIEW

Third quarter

Total liquids and gas entitlement production in the third quarter of 2010 was 1,379 mboe per day, compared to 1,712 mboe per day in the third quarter of 2009. Total equity [9] production was 1,552 mboe per day in the third quarter of 2010 compared to 1,874 mboe per day in the third quarter of 2009.

The 17% decrease in total equity production was primarily caused by extensive maintenance activities on several oil and gas producing fields and on the gas transportation systems from the Norwegian Continental Shelf (Kårstø and Kollsnes). Natural production decline on mature fields was only partly compensated for by new production capacity. Lower production from the Ormen Lange field due to production permit restrictions, temporary rig capacity issues at the Gullfaks field and a reallocation of volumes between the second and third quarters 2010 added to the third quarter decrease in equity production.

Entitlement production was down 19%, heavily impacted by the drop in equity production described above, as well as the relatively higher adverse effect from Production Sharing Agreements (PSA-effects) in the third quarter of 2010. The average negative PSA effect was 173 mboe per day in the third quarter of 2010 compared to 163 mboe per day in the third quarter last year. The increase was mainly a result of higher Government take through profit tranches regarding fields in Angola.

Operational data	Third quarter			Nine months			Full year
	2010	2009	Change	2010	2009	Change	2009

Average liquids price (USD/bbl)	73.8	65.5	13%	73.9	53.5	38%	58.0
USDNOK average daily exchange rate	6.17	6.11	1%	6.09	6.49	(6%)	6.28
Average liquids price (NOK/bbl) [3]	455	400	14%	450	347	30%	364
Gas prices (NOK/scm)	1.74	1.61	8%	1.65	2.02	(18%)	1.90
Refining margin, FCC (USD/boe) [4]	4.2	3.8	11%	5.3	4.7	13%	4.3
Total entitlement liquids production (mboe per day)[5]	868	1,060	(18%)	971	1,065	(9%)	1,066
Total entitlement gas production (mboe per day)	511	651	(22%)	714	726	(2%)	740
Total entitlement liquids and gas production(mboe per day) [6]	1,379	1,712	(19%)	1,684	1,791	(6%)	1,806
Total equity gas production (mboe per day)	533	665	(20%)	741	744	(0%)	760
Total equity liquids production (mboe per day)	1,019	1,209	(16%)	1,127	1,187	(5%)	1,202
Total equity liquids and gas production (mboe per day)	1,552	1,874	(17%)	1,868	1,930	(3%)	1,962
Total liquids liftings (mboe per day)	872	1,006	(13%)	963	1,035	(7%)	1,045
Total gas liftings (mboe per day)	511	650	(21%)	714	726	(2%)	740
Total liquids and gas liftings (mboe per day)[7]	1,383	1,656	(16%)	1,677	1,760	(5%)	1,785
Production cost entitlement volumes (NOK/boe, last 12 months)[8]	42.1	37.7	12%	42.1	37.7	12%	38.4
Production cost equity volumes (NOK/boe, last 12 months)	37.9	34.9	9%	37.9	34.9	9%	35.3
Equity production cost excluding restructuring and gas injection cost (NOK/boe, last 12 months) [9]	36.9	35.3	5%	36.9	35.3	5%	35.3

Total liftings of liquids and gas were 1,383 mboe per day in the third quarter of 2010, a 16% decrease from 1,656 mboe per day in the third quarter of 2009. The decrease in lifting is a result of the decrease in entitlement production, partly offset by increased overlift compared to the third quarter last year. In the third quarter of 2010 there was an overlift of 18 mboe per day [5], compared to an underlift of 42 mboe per day in the third quarter of 2009.

Refining margins (FCC) were USD 4.2 per barrel in the third quarter of 2010, an 11% increase compared to third quarter 2009. Statoil's refineries currently have a margin which is lower than a FCC refinery due to different refinery configuration.

Production cost per boe of entitlement volumes was NOK 42.1 for the 12 months ended 30 September 2010, compared to NOK 37.7 for the 12 months ended 30 September 2009 [8]. Based on equity volumes [9], the production cost per boe for the two periods was NOK 37.9 and NOK 34.9, respectively.

The adjusted production cost per boe of equity production for the 12 months ended 30 September 2010 was NOK 36.9. The comparable figure for the 12 months ended 30 September 2009 was NOK 35.3. Adjustments to production cost include restructuring costs and other costs arising from the merger recorded in the fourth quarter of 2007 that were partially reversed in the fourth quarter of 2008 and 2009 and gas injection costs.

The increase in adjusted production cost per boe is mainly related to lower equity production, as well as currency effects from the weakening of NOK versus USD in the most recent 12 month period compared to the 12 months ended 30 September 2009.

In the third quarter of 2010, a total of nine exploration wells were completed before 30 September 2010, four on the NCS and five internationally. Five wells were announced as discoveries, of which two were drilled outside the NCS.

Major business developments in the period include the approval of the plan for development and operations (PDO) for Marulk (22 July), the start up of Morvin according to plan (1 August), the acquisition of 20.67% interest in the Mariner Field in the UK (23 September), the agreement with Enduring Resources LLC and Talisman Energy Inc in which Statoil acquired acres in the Eagle Ford shale gas formation in the US (10 October), the sanctioning of the Jack and St. Malo development in the Gulf of Mexico (21 October) and the listing of the subsidiary Statoil Fuel & Retail ASA on the Oslo Stock Exchange in October.

First nine months 2010

Total liquids and gas entitlement production in the first nine months of 2010 was 1,684 mboe per day, down 6% from 1,791 mboe per day in the first nine months of 2009. Total equity production was down 3%, from 1,868 mboe per day in the first nine months of 2010 compared to 1,930 mboe per day in the first nine months of last year.

The decrease in total equity production in the first nine months of 2010 compared to the same period in 2009 was primarily due to higher maintenance activity and natural production decline on several fields. The decrease in equity production was partly compensated by production from start up of Tyrihans and Morvin on the NCS and ramp up on existing fields.

The average negative PSA effect on entitlement production was 184 mboe per day in the first nine months of 2010 compared to 139 mboe per day in the first nine months of 2009. The increase was a result of changes in profit tranches regarding fields in Angola.

Total liquids and gas liftings in the first nine months of 2010 were 1,677 mboe per day, compared to 1,760 mboe per day in the first nine months of 2009. The 5% decrease in lifting is based on the decrease in entitlement production as described above. In the first nine months of 2010 there was an overlift of 6 mboe per day. In the same period in 2009, there was an underlift of 16 mboe per day.

Refining margins (FCC) were USD 5.3 per barrel in the first nine months of 2010, a 13% increase since the same period of 2009. Statoil's refineries currently have a margin which is lower than a FCC refinery due to different configuration.

In the first nine months of 2010 Statoil completed 27 exploration wells, 13 on the NCS and 14 internationally. A total of 16 wells were announced as discoveries in the period, 11 on the NCS and five internationally.

1.2 FINANCIAL REVIEW

Third quarter

In the third quarter of 2010, net operating income was NOK 28.2 billion, largely unchanged from last year. Revenues were considerably impacted by reduced volumes sold for both liquids and gas, and were only partly compensated by higher liquids and gas prices. Purchases (net of inventory variation) represent Statoil's purchases of SDFI and 3rd party volumes and increased 13% compared to third quarter 2009, mainly due to higher prices of liquids measured in NOK. Operating expenses were down 4% to NOK 12.8 billion and selling, general and administration expenses increased by NOK 0.5 billion to NOK 2.8 billion, both significant affected by the reversal of accruals made in previous periods.

IFRS income statement	Third quarter			First nine months			Full year
(in NOK billion)	2010	2009	Change	2010	2009	Change	2009

REVENUES AND OTHER INCOME
Revenues	125.8	122.4	3%	383.7	339.7	13%	462.3
Net income (loss) from associated companies	0.5	0.6	(12%)	1.2	1.2	(2%)	1.8
Other income	1.1	0.0	>100%	1.5	0.1	>100%	1.4

Total revenues and other income	127.4	123.1	4%	386.4	341.1	13%	465.4

OPERATING EXPENSES
Purchase [net of inventory variation]	67.4	59.6	13%	189.7	150.4	26%	205.9
Operating expenses	12.8	13.3	(4%)	44.1	41.2	7%	56.9
Selling, general and administrative expenses	2.8	2.3	22%	9.7	8.1	20%	10.3
Depreciation, amortisation and net impairment losses	12.6	17.6	(28%)	38.0	41.6	(8%)	54.1
Exploration expenses	3.6	2.1	75%	10.4	11.8	(11%)	16.7

Total operating expenses	(99.2)	(94.8)	(5%)	(291.9)	(253.0)	(15%)	(343.8)

Net operating income	28.2	28.3	0%	94.4	88.1	7%	121.6

Net financial items	7.0	3.2	>100%	4.6	(5.5)	>(100) %	(6.7)

Income tax	(21.5)	(24.9)	14%	(71.0)	(72.0)	1%	(97.2)

Net income	13.8	6.6	>100%	28.0	10.6	>100%	17.7

Net operating income includes certain items that management does not consider to be reflective of Statoil's underlying operational performance. Management adjusts for these items to arrive at adjusted earnings. Adjusted earnings is a supplemental non-GAAP measure to Statoil's IFRS measure of net operating income which management believes provides an indication of Statoil's underlying operational performance in the period and facilitates a better evaluation of operational developments between periods.

In the third quarter of 2010, impairment losses net of reversals (NOK 1.6 billion) and lower values of products in operational storage (NOK 0.2 billion) had a negative impact on net operating income, while higher fair value of derivatives (NOK 0.5 billion), overlift (NOK 0.5 billion), gain on sale of assets (NOK 0.8 billion) and other accruals (NOK 1.2 billion) had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.3 billion), adjusted earnings were NOK 26.7 billion in the third quarter of 2010, which is a decrease of 14% compared to last year.

In the third quarter of 2009, impairment losses net of reversals (NOK 5.2 billion), underlift (NOK 0.8 billion), lower values of products in operational storage (NOK 0.2 billion) negatively impacted net operating income, while higher fair value of derivatives (NOK 3.0 billion) had a positive impact on net operating income. Adjusting for these items and the effects of eliminations (NOK 0.4 billion), adjusted earnings were NOK 31.1 billion in the third quarter of 2009.

The decrease in adjusted earnings was mainly attributable to reduced volumes sold because of reduced production of both liquids and gas. Higher liquids and gas prices only partly compensated for the reduction, which mainly stem from high turnaround activity, declining production from mature fields and production permit restrictions. Adjusted depreciation, amortisation and net impairment losses decreased by 13% mostly due to lower production. Adjusted exploration expenses increased by NOK 1.5 billion compared to same period last year mainly due to more expensive wells, expensing of capitalised exploration cost from previous periods and lower capitalisation of drilling cost. In the third quarter of 2010 adjusted operating expenses were NOK 14.2 billion, up by 4% compared to the same period last year. Adjusted selling, general and administrative expenses were NOK 2.2 billion, down NOK 0.2 billion compared to last year.

Adjusted earnings	Third quarter			First nine months			Full year
(in NOK billion)	2010	2009	Change	2010	2009	Change	2009

Adjusted total revenues and other income	124.6	120.9	3%	385.5	341.4	13%	465.7

Adjusted purchase [net of inventory variation]	67.2	59.4	13%	189.9	151.9	25%	208.1
Adjusted operating expenses	14.2	13.6	4%	42.7	43.1	(1%)	58.5
Adjusted selling, general and administrative expenses	2.2	2.4	(7%)	7.5	8.0	(7%)	10.1
Adjusted depreciation, amortisation and impairment	10.7	12.4	(13%)	33.2	34.5	(4%)	47.0
Adjusted exploration expenses	3.6	2.1	75%	10.2	7.7	34%	11.3

Adjusted earnings [11]	26.7	31.1	(14%)	102.0	96.3	6%	130.7

Financial data	Third quarter			First nine months			Full year
	2010	2009	Change	2010	2009	Change	2009
Weighted average number of ordinary shares outstanding	3,182,526,140	3,183,568,449		3,182,802,756	3,184,196,695		3,183,873,643
Earnings per share (NOK)	4.34	2.33	87%	8.97	3.50	>100%	5.75
Non-controlling interests (NOK billion)	0.0	0.8	(100%)	0.6	0.5	13%	0.6
Cash flows provided by operating activities (NOK billion)	19.5	22.5	(13%)	67.4	61.2	10%	73.0
Gross investments (NOK billion)	18.9	25.0	(24%)	58.7	64.2	(9%)	85.0
Net debt to capital employed ratio	27.7%	27.1%		27.7%	27.1%		27.3%

Net financial items amounted to a gain of NOK 7.0 billion in the third quarter of 2010, compared to a gain of NOK 3.2 billion in the third quarter of 2009. The gain in the third quarter of 2010 was primarily due to foreign exchange gains of NOK 4.0 billion, in combination with fair value gains on interest rate swap positions related to the interest rate management of external loans of NOK 2.8 billion. Correspondingly, the gain in the third quarter of 2009 was primarily due to foreign exchange gains of NOK 2.0 billion, in combination with fair value gains on interest rate swap positions related to the interest rate management of external loans of NOK 1.7 billion.

The fair value gains on interest rate swap positions were caused by decreasing USD interest rates during the third quarter of 2010. The net foreign exchange gains mainly relate to currency swap positions used for liquidity management, due to a decrease in USDNOK currency rates during the third quarter of 2010.

Adjusted for these factors, foreign exchange effects on the financial income and impairment of assets, net financial items before tax would amount to a loss of approximately NOK 0.1 billion for the period. In the third quarter of 2009, net financial items excluding FX and IR derivatives before tax amounted to a loss of NOK 0.3 billion.

Third quarter 2010	Interest income	Net foreign exchange	Interest expense	Net before tax	Estimated tax effect	Net after tax
(in NOK billion)

Financial items according to IFRS	1.4	4.0	1.6	7.0	(2.0)	5.0

Foreign exchange (FX) impacts (incl. derivatives)	(0.3)	(4.0)		(4.3)
Interest rate (IR) derivatives			(2.8)	(2.8)
Subtotal	(0.3)	(4.0)	(2.8)	(7.1)	2.0	(5.1)

Financial items excluding FX and IR derivatives	1.1	0	(1.2)	(0.1)	0	0.1

Exchange rates	30 September 2010	31 December 2009	30 September 2009

USDNOK	5.84	5.78	5.78
EURNOK	7.97	8.32	8.46

Income taxes were NOK 21.5 billion in the third quarter of 2010, equivalent to an effective tax rate of 60.9%, compared to NOK 24.9 billion in the third quarter of 2009, equivalent to an effective tax rate of 78.9%. The variance in effective tax rates between the periods is mainly explained by a high tax rate in the third quarter of 2009 caused by significantly higher taxable income than accounting income in companies that are taxable in other currencies than the functional currency. The high effective tax rate in the third quarter of 2009 was also caused by operating losses and impairment losses in entities which are subject to lower than average tax rates. The decreased effective tax rate in the third quarter of 2010 was also caused by relatively lower income from the NCS which is subject to higher than average tax rate. This was partly offset by the aforementioned currency effect.

In the third quarter of 2010, income before tax amounted to NOK 35.3 billion, while taxable income was estimated to be NOK 6.6 billion higher. The estimated difference of NOK 6.6 billion arose in companies that are taxable in other currencies than the functional currency. The tax effect of this estimated difference contributed to a tax rate of 60.9%. Management does not consider this tax rate to be reflective of the underlying tax exposure. Adjusted earnings after tax, which exclude net financial items and tax on net financial items, is an alternative measure which provides an indication of Statoil's tax exposure to its underlying operational performance in the period, and management believes that this measure better facilitates a comparison between periods.

Composition of tax expense and effective tax rate in the third quarter of 2010	Before tax	Tax	Tax rate	After tax

Adjusted earnings	26.7	(18.1)	68%	8.5
Adjustments	(1.6)	(0.2)	(10%)	(1.7)
Net operating income	28.2	(18.0)	64%	10.2

Financial items	7.0	(3.5)	50%	3.5

Total	35.3	(21.5)	61%	13.8

Adjusted earnings after tax in the third quarter of 2010 were NOK 8.5 billion, down 8% from NOK 9.2 billion in the third quarter of 2009. The tax rate on adjusted earnings was 68% and 70% in the third quarter of 2010 and 2009, respectively.

Adjusted earnings after tax by segment	Third quarter
(in NOK billion)	2010			2009
	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

E&P Norway	21.7	15.9	5.8	25.2	18.6	6.6
International E&P	2.5	1.0	1.5	2.8	1.4	1.4
Natural Gas	2.1	1.4	0.7	3.3	1.8	1.5
Manufacturing & Marketing	0.9	0.1	0.8	0.1	0.0	0.1
Other	(0.5)	(0.2)	(0.3)	(0.3)	0.0	(0.3)

Adjusted earnings [11]	26.7	18.1	8.5	31.1	21.8	9.2

In the third quarter of 2010, net income was NOK 13.8 billion compared to NOK 6.6 billion last year. The increase is mainly due to a stronger net financial income and a lower effective tax rate. Net operating income was largely unchanged because the increase in operating income caused by higher prices for both liquids and gas, reduced depreciation and amortisation and lower net impairment losses because of lower production volumes, were offset by the drop in production volumes, reduced gains on derivatives, higher prices for volumes purchased and increased exploration expenses which stem from higher drilling activity and higher expensing of exploration expenditures capitalised in previous periods.

In the third quarter of 2010, earnings per share based on net income were NOK 4.34 compared to NOK 2.33 in the third quarter of 2009.

First nine months 2010

In the first nine months of 2010, the net operating income was NOK 94.4 billion, compared to NOK 88.1 billion last year. The increase is mainly due to higher prices for liquids, only partly offset by lower gas prices, reduced volumes of liquids sold, loss on derivatives and a provision for an onerous contract.

Purchases (net of inventory variation) increased by 26%, mainly due to higher prices of liquids measured in NOK. Operating expenses increased by NOK 2.9 billion and selling, general and administration expenses increased by NOK 1.6 billion significantly affected by a provision for an onerous contract in the second quarter 2010. Depreciation, amortisation and net impairment losses decreased by 8% in the first nine months of 2010 compared to same period last year, mainly due to lower equity volumes. Exploration expenses were down 11% compared to first nine months of 2009 mainly because of lower drilling activity.

In the first nine months of 2010, impairment losses net of reversals (NOK 4.7 billion), lower fair value of derivatives (NOK 0.7 billion) and other accruals (NOK 3.9 billion) negatively impacted net operating income, while overlift (NOK 0.3 billion), higher values of products in operational storage (NOK 0.2 billion) and gain on sale of assets (NOK 1.1 billion) had a positive impact on net operating income. Adjusted for these items and effects of eliminations (NOK 0.1 billion), adjusted earnings were NOK 102.0 billion in the first nine months of 2010.

In the first nine months of 2009, both impairment losses net of reversals (NOK 10.9 billion) and underlift (NOK 1.3 billion) negatively impacted net operating income, while higher fair value of derivatives (NOK 2.4 billion), higher values of products in operational storage (NOK 1.5 billion), other accruals (NOK 1.4 billion) and gain on sale of assets (NOK 0.5 billion) all had a positive impact on net operating income. Adjusted for these items and effects of inter-company eliminations (NOK 1.8 billion), adjusted earnings were NOK 96.3 billion in the first nine months of 2009.

The 6% increase in adjusted earnings from the first nine months of 2009 to the first nine months of 2010 stems primarily from the increase in prices for liquids, only partly offset by lower gas prices and reduced volumes of liquids sold.

Adjusted exploration expenses increased by 34% due to more expensive wells and increased expense of capitalised exploration cost from previous years. Adjusted depreciation, amortisation and net impairment losses decreased by 4%, mainly because of lower production volumes. Adjusted operating expenses were NOK 42.7 billion in the first nine months of 2010, slightly down compared to same period last year. Adjusted selling, general and administrative expenses were NOK 7.5 billion in the first nine months of 2010, down NOK 0.5 billion compared to last year.

Net financial items amounted to a gain of NOK 4.6 billion for the first nine months of 2010, compared to a loss of NOK 5.5 billion for the first nine months of 2009. The gain for the first nine months of 2010 was primarily due to fair value gains on interest rate swap positions related to the interest rate management of external loans of NOK 6.7 billion, partly offset by foreign exchange losses of NOK 1.8 billion. Correspondingly the loss for the first nine months of 2009 was primarily due to losses on interest rate swap positions related to the interest rate management of NOK 4.2 billion in combination with a loss related to impairment of the investment in the Pernis refinery of NOK 1.1 billion.

The fair value gains on interest rate swap positions were caused by decreasing USD interest rates during the nine month period ended 30 September 2010. The net foreign exchange losses mainly relate to currency swap positions used for liquidity management, due to an increase in USDNOK currency rates during the first nine months of 2010.

Adjusted for these factors, foreign exchange effects on the financial income and impairment of assets, net financial items before tax would amount to a loss of approximately NOK 0.8 billion for the period. In the first nine months of 2009, adjusted net financial items before tax amounted to a loss of NOK 0.1 billion.

First nine months of 2010	Interest income	Net foreign exchange	Interest expense	Net before tax	Estimated tax effect	Net after tax
(in NOK billion)

Financial items according to IFRS	2.7	(1.8)	3.7	4.6	0.2	4.8

Foreign exchange (FX) impacts (incl. derivatives)	(0.3)	1.8		1.5
Interest rate (IR) derivatives			(6.9)	(6.9)
Subtotal	(0.3)	1.8	(6.9)	(5.4)	0.3	(5.1)

Financial items excluding FX and IR derivatives	2.4	0	(3.2)	(0.8)	0.5	(0.3)

Income taxes were NOK 71.0 billion in the first nine months of 2010, equivalent to a tax rate of 71.7%, compared to NOK 72.0 billion in the first nine months of 2009, equivalent to a tax rate of 87.1%. The decrease in tax rate was mainly due to a high tax rate in the first nine months of 2009 caused by higher taxable income than accounting income in companies that are taxable in other currencies than the functional currency. The decrease in the tax rate was also caused by relatively lower income from the NCS in the first nine months of 2010 compared to the first nine months of 2009.

Composition of tax expense and effective tax rate in the first nine months of 2010	Before tax	Tax	Tax rate	After tax

Adjusted earnings	102.0	(70.8)	69%	31.2
Adjustments	7.6	(1.0)	14%	6.5
Net operating income	94.4	(69.7)	74%	24.7

Financial items	4.6	(1.3)	28%	3.3

Total	99.0	(71.0)	72%	28.0

Adjusted earnings after tax exclude the effects of net financial items and tax on financial items. In the first nine months of 2010 adjusted earnings after tax were NOK 31.2 billion, up from NOK 28.6 billion in the same period last year. The adjusted tax rate on adjusted earnings was 69% and 70% in the first nine months of 2010 and 2009, respectively.

Adjusted earnings after tax by segment	Nine months
(in NOK billion)	2010			2009
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

E&P Norway	79.9	59.0	20.9	75.6	55.7	19.9
International E&P	9.8	4.4	5.3	5.8	2.5	3.3
Natural Gas	10.0	7.1	2.9	12.5	8.8	3.7
Manufacturing & Marketing	2.6	0.6	2.0	3.1	1.4	1.7
Other	(0.2)	(0.3)	0.1	(0.7)	(0.7)	0.0

Group	102.0	70.8	31.2	96.3	67.7	28.6

In the first nine months of 2010, the increase in net income was mainly due to increased net operating income caused by higher revenues from liquids, higher net financial income and a lower effective tax rate.

In the first nine months of 2010 earnings per share amounted to NOK 8.97, compared to NOK 3.50 in the first nine months of 2009.

Cash flows provided by operations amounted to NOK 67.4 billion in the first nine months of 2010, while cash flows from underlying operations were NOK 132.2 billion. Taxed paid amounted to NOK 57.1 billion and dividend payments NOK 19.1 billion. Cash flows used in investing activities in the first months of 2010 was NOK 54.1 billion.

1.3 OUTLOOK

Statoil's revised guidance for equity production in 2010 is 1,900 mboe per day. The guidance for 2012 is maintained at between 2,060 and 2,160 mboe per day [13]. Commercial considerations related to gas sales activities, operational regularity, the timing of new capacity coming on stream and gas offtake represent the most significant risks related to the production guidance.

Planned turnarounds are expected to have a negative effect for the fourth quarter 2010 of around 15 mboe per day. In total the turnarounds are estimated to have a negative impact on the equity production of around 50 mboe per day for the full year 2010. These effects are only related to production of liquids. In addition, the 2010 gas production has also been negatively impacted by planned turnaround activities.

Capital expenditures for 2010, excluding acquisitions and capital leases, are estimated at around USD 13 billion.

Statoil's revised estimate for production cost per boe for 2010 equity volumes is NOK 36-37 per boe, reflecting the revised production guidance.

The company will continue to mature the large portfolio of exploration assets and expects an exploration activity level in 2010 of around USD 2.3 billion.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See "Forward-Looking Statements" below.

1.4 RISK UPDATE

Risk factors

The results of operations largely depend on a number of factors, most significantly those that affect the price obtained in NOK for products sold. Specifically, such factors include the level of liquids and natural gas prices, trends in the exchange rates, liquids and natural gas production volumes, which in turn depend on entitlement volumes under profit sharing agreements and available petroleum reserves, Statoil's, as well as our partners' expertise and co-operation in recovering oil and natural gas from those reserves, and changes in Statoil's portfolio of assets due to acquisitions and disposals.

The illustration shows how certain changes in crude oil prices (a substitute for liquids prices), natural gas contract prices and the USDNOK exchange rate, if sustained for a full year, could impact our net operating income in 2010. Changes in commodity prices, currency and interest rates may result in income or expense for the period as well as changes in the fair value of derivatives in the balance sheet.

The illustration is not intended to be exhaustive with respect to risks that have or may have a material impact on the cash flows and results of operation. See the annual report for 2009 and the 2009 Annual Report on Form 20-F for a more detailed discussion of the risks to which Statoil is exposed.

Financial risk management

Statoil has policies in place to manage risk for commercial and financial counterparties by the use of derivatives and market activities in general. Statoil has so far had only limited exposure towards distressed parties and instruments. Only insignificant counterparty losses have been incurred so far. The group's exposure towards financial counterparties is considered to have an acceptable risk profile.

The markets for short- and long-term financing are currently considered to function comfortably for borrowers with Statoil's credit standing and general characteristics. However, under the current circumstances uncertainty still exists. Funding costs for short maturities are generally at historically low levels. Long-term funding costs are at attractive levels. With regard to liquidity management, the focus is on finding the right balance between risk and reward and most funds are currently placed in short-term certificates with minimum single A-rating, or with banks with minimum single A-rating.

In accordance with our internal credit rating policy, we assess counterparty credit risk annually and assess counterparties identified as high risk more frequently. The internal credit ratings reflect our assessment of the counterparties' credit risk.

1.5 HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

Third quarter

The total recordable injury frequency was 4.2 in the third quarter of 2010 compared to 4.1 in the third quarter of 2009. The serious incident frequency decreased from 1.6 in the third quarter of 2009 to 1.4 in the third quarter of 2010.

The volume of oil spills decreased from 98 cubic metres in the third quarter of 2009 to 21 cubic metres in the third quarter of 2010. The number of accidental oil spills in the third quarter of 2010 was at the same level as in the third quarter of 2009.

First nine months

The total recordable injury frequency was 4.1 in the first nine months of 2010 compared to 4.3 in the first nine months of 2009. The serious incident frequency rate decreased from 2.0 in the first nine months of 2009 to 1.3 in the first nine months of 2010.

The volume of oil spills decreased from 147 cubic metres in the first nine months of 2009 to 33 cubic metres in the first nine months of 2010. The number of accidental oil spills in the first nine months of 2010 was at the same level as for the first nine months of 2009.

	Third quarter		First nine months		Full year
HSE	2010	2009	2010	2009	2009
Total recordable injury frequency	4.2	4.1	4.1	4.3	4.1
Serious incident frequency	1.4	1.6	1.3	2.0	1.9
Accidental oil spills (number)	102	102	299	306	435
Accidental oil spills (cubic metres)	21	98	33	147	170

1.6 E&P NORWAY

IFRS income statement	Third quarter			First nine months			Full year
(in NOK billion)	2010	2009	Change	2010	2009	Change	2009

Total revenues and other income	35.6	38.7	(8%)	120.7	115.6	4%	158.7

Operating expenses	5.4	5.7	(4%)	17.4	17.3	1%	23.4
Selling, general and administrative expenses	0.0	0.0	0%	0.1	0.1	(0%)	0.1
Depreciation, amortisation and impairment	5.7	6.4	(11%)	18.1	18.2	(0%)	25.7
Exploration expenses	1.0	0.8	20%	3.4	3.6	(7%)	5.2

Total expenses	12.1	12.9	(6%)	39.0	39.2	(1%)	54.3

Net operating income	23.5	25.9	(9%)	81.8	76.5	7%	104.3

Adjusted earnings [11]	Third quarter			First nine months			Full year
(in NOK billion)	2010	2009	Change	2010	2009	Change	2009

Adjusted total revenues and other income	34.1	38.0	(10%)	119.2	115.4	3%	157.8

Adjusted operating expenses	5.7	5.6	2%	17.7	18.0	(1%)	24.3
Adjusted selling, general and administrative expenses	0.0	0.0	0%	0.1	0.1	(0%)	0.1
Adjusted depreciation, amortisation and impairment	5.7	6.4	(11%)	18.1	18.2	(0%)	25.7
Adjusted exploration expenses	1.0	0.8	20%	3.4	3.6	(7%)	5.2

Adjusted earnings [11]	21.7	25.2	(14%)	79.9	75.6	6%	102.6

	Third quarter			First nine months			Full year
Operational data	2010	2009	Change	2010	2009	Change	2009

Prices:
Liquids price (USD/bbl)	73.4	64.8	13%	73.5	53.1	39%	57.8
Liquids price (NOK/bbl)	452.6	396.3	14%	447.5	344.4	30%	363.0
Transfer price natural gas (NOK/scm)	1.32	1.16	14%	1.19	1.49	(20%)	1.38

Liftings:
Liquids (mboe per day)	618	742	(17%)	696	768	(9%)	778
Natural gas (mboe per day)	454	588	(23%)	643	652	(1%)	666
Total liquids and gas liftings (mboe per day)	1,072	1,330	(19%)	1,339	1,419	(6%)	1,444

Production:
Entitlement liquids (mboe per day)	609	770	(21%)	702	777	(10%)	784
Entitlement natural gas (mboe per day)	454	589	(23%)	643	652	(1%)	666
Total entitlement liquids and gas production (mboe per day)	1,063	1,359	(22%)	1,345	1,428	(6%)	1,450

Third quarter

  Low production this period due to extensive maintenance activities impacting both oil and gas production, natural decline and production permit restrictions.
  Four exploration wells completed in the period, three new discoveries.

Operational review
Average daily production of liquids decreased from 770 mboe per day in the third quarter of 2009 to 609 mboe per day in the third quarter of 2010. Maintenance activities in the third quarter of 2010 had a significant impact on our production. In addition, we had expected reductions due to natural decline on mature fields. The production at Gullfaks has also been reduced due to the Gullfaks C06 incident and limited production drilling capacity.

Average daily production of gas decreased from 589 mboe per day in the third quarter of 2009 to 454 mboe per day in the third quarter of 2010. The decrease was mainly related to the decline from the Ministry of Petroleum and Energy on the application for increase in the production permit on Ormen Lange. In addition, we had maintenance activities related to gas fields and the gas export system (Kårstø and Kollsnes). A reallocation of volumes between the second and third quarters 2010 also added to the third quarter decrease in production.

Average daily lifting of liquids decreased from 742 mboe per day in the third quarter of 2009 to 618 mboe per day in the third quarter of 2010.

Exploration expenditure (including capitalised exploration expenditure) was NOK 1.4 billion in the third quarter of 2010 compared to NOK 1.5 billion in the third quarter of 2009. The decrease was mainly due to reduced drilling activity, partly offset by relatively more expensive wells.

In the third quarter of 2010, four exploration wells were completed, three discoveries and one dry well. In the third quarter of 2009, five exploration and appraisal wells were completed, four wells were discoveries.

Financial review
In the third quarter of 2010, net operating income for E&P Norway was NOK 23.5 billion compared to NOK 25.9 billion in the third quarter of 2009. The decrease is mainly attributable to lower lifting of oil and gas, partly offset by increased oil and gas prices.

In the third quarter of 2010, unrealised gain on derivatives (NOK 0.9 billion), overlift (NOK 0.4 billion), gain on sale of assets (NOK 0.2 billion) and an adjustment related to pension cost (NOK 0.2 billion) had a positive impact on net operating income. In the third quarter of 2009, unrealised gain on derivatives (NOK 1.5 billion) had a positive impact on net operating income, while underlift (NOK 0.8 billion) and other accruals (NOK 0.1 billion) negatively impacted net operating income.

Adjusted for these items, adjusted earnings were NOK 21.7 billion in the third quarter of 2010 compared to NOK 25.2 billion in the same period last year. Decreased oil production negatively impacted adjusted earnings by NOK 5.9 billion and decreased gas production negatively impacted adjusted earnings by NOK 2.3 billion. This is partly offset by an increase in E&P Norway's realised price of liquids measured in NOK, which positively impacted adjusted earnings by NOK 3.1 billion. In addition, increased transfer sales price of natural gas positively impacted adjusted earnings by NOK 1.2 billion.

Adjusted operating expenses were NOK 5.7 billion in the third quarter of 2010, compared to NOK 5.6 billion in the same period last year. Increased operating plant expenses and other expenses were partly offset by reduced transportation costs due to lower production. Adjusted depreciation, amortisation and impairment were NOK 0.7 billion lower, mainly due to lower production. Adjusted exploration expenses were NOK 1.0 billion in the third quarter of 2010, compared to NOK 0.8 billion in the third quarter of 2009. The increase NOK 0.2 billion was due to lower capitalisation of exploration cost, partly offset by reduced expense from cost capitalised in previous years and lower activity.

First nine months 2010

Operational review
Average daily production of liquids decreased from 777 mboe per day in the first three quarters of 2009 to 702 mboe per day in the first three quarters of 2010. The decrease in production of liquids was mainly related to higher maintenance activity in 2010 than 2009 and expected decrease due to natural decline on mature fields. The Gullfaks C06 incident and limited production drilling capacity has also resulted in lower production compared to last year. The decrease was partly offset by Kvitebjørn being back in production and new production from Tyrihans.

Average daily production of gas decreased from 652 mboe per day in the first three quarters of 2009 to 643 mboe per day in the first three quarters of 2010. Decreased gas production was mainly due to maintenance and natural decline. In addition, the Gullfaks C06 incident in 2010 resulted in shut-down for Gullfaks C and Tordis. The decrease was partly offset by high gas deliveries on Troll and Kvitebjørn being back in production.

Average daily lifting of liquids decreased from 768 mboe per day in the first three quarters of 2009 to 696 mboe per day in the first three quarters of 2010.

Exploration expenditure (including capitalised exploration expenditure) was NOK 3.8 billion in the first three quarters of 2010 compared to NOK 6.7 billion in the same period last year. The decrease was mainly due to decreased drilling activity.

In the first three quarters of 2010, 13 exploration and appraisal wells have been completed, 11 wells were discoveries. In the first three quarters of 2009, 31 exploration and appraisal wells were completed, 26 were discoveries.

Financial review
In the first nine months of 2010, the net operating income for E&P Norway was NOK 81.8 billion compared to NOK 76.5 billion in the first three quarters of 2009.

Unrealised gain on derivatives (NOK 2.1 billion), gain on sales of assets (NOK 0.2 billion) and an adjustment related to pension cost (NOK 0.2 billion) positively impacted net operating income, while an underlift (NOK 0.6 billion) negatively impacted net operating income. In the first nine months of 2009 unrealised gain on derivatives (NOK 1.0 billion), a change in future settlement related to a sale of a licence share (NOK 0.5 billion) and a refund of historic gas purchase (NOK 0.3) had a positive impact on net operating income in the first nine months of 2009, while underlift (NOK 0.8 billion) and accrual for take-or-pay contract (NOK 0.2 billion) negatively impacted net operating income.

Adjusted for these items, adjusted earnings were NOK 79.9 billion in the first nine months of 2010 compared to NOK 75.6 billion in the first nine months of 2009. The increase was mainly due to an increase in E&P Norway's realised price of liquids measured in NOK, which positively impacted the adjusted earnings by NOK 19.8 billion. A decrease in the transfer price of natural gas impacted the adjusted earnings negatively by NOK 8.7 billion. A decrease in oil production negatively impacted the adjusted earnings by NOK 7.0 billion and decreased production of natural gas negatively impacted the adjusted earnings by NOK 0.6 billion.

Adjusted depreciation, amortisation and impairment were at the same level compared to the same period last year. Adjusted exploration expenses were NOK 3.4 billion in the first nine months of 2010 compared to NOK 3.6 billion last year. The decrease 0.2 billion was mainly due to lower activity, partly offset by higher expenses of previously capitalised exploration cost. Adjusted operating expenses were NOK 17.7 billion in the first nine months of 2010, compared to NOK 18.0 billion last year, mainly due to decreased transportation costs.

Important events since last quarter:
  Exploration activity in the period included three discoveries: PL187 Brynhild, PL326 Gro II and PL501 Aldous.
  On 22 July the Norwegian Parliament (Stortinget) approved the plan for development and operation (PDO) for Marulk.
  On 1 August Morvin started production according to plan.
  On 15 September the application for Awards in predefined areas (APA) 2010 was submitted.
  On 21 October the plan for development and operation (PDO) was submitted for Valemon.

1.7 INTERNATIONAL E&P

IFRS income statement	Third quarter			First nine months			Full Year
(in NOK billion)	2010	2009	Change	2010	2009	Change	2009

Total revenues and other income	12.6	11.4	10%	37.7	30.2	25%	41.8

Purchase [net of inventory variation] and Operating expenses	2.4	1.8	33%	6.8	6.0	13%	7.8
Selling, general and administrative expenses	0.6	0.9	(33%)	2.1	2.4	(12%)	2.8
Depreciation, amortisation and impairment	5.7	6.5	(12%)	13.3	14.0	(5%)	17.1
Exploration expenses	2.7	1.3	>100%	7.1	8.1	(13%)	11.5

Total expenses	11.4	10.5	8%	29.2	30.5	(4%)	39.2

Net operating income	1.2	0.9	38%	8.5	(0.3)	>100%	2.6

Adjusted earnings [11]	Third quarter			First nine months			Full Year
(in NOK billion)	2010	2009	Change	2010	2009	Change	2009

Adjusted total revenues and other income	11.7	11.9	(2%)	36.4	31.0	17%	42.2

Adjusted purchase [net of inventory variation] and Adjusted operating expenses	2.1	2.2	(5%)	6.2	6.3	(2%)	7.7
Adjusted selling, general and administrative expenses	0.6	0.9	(33%)	2.1	2.4	(12%)	2.8
Adjusted depreciation, amortisation and impairment	3.8	4.7	(19%)	11.5	12.5	(8%)	16.4
Adjusted exploration expenses	2.7	1.3	>100%	6.9	4.0	70%	6.1

Adjusted earnings [11]	2.5	2.8	(10%)	9.8	5.8	68%	9.2

	Third quarter			First nine months			Full year
Operational data	2010	2009	Change	2010	2009	Change	2009

Prices:
Liquids price (USD/bbl)	74.6	67.1	11%	74.7	54.3	37%	58.4
Liquids price (NOK/bbl)	459.7	410.3	12%	454.7	352.5	29%	366.5

Liftings:
Liquids (mboe per day)	255	264	(3%)	267	267	0%	267
Natural gas (mboe per day)	57	62	(9%)	71	74	(4%)	74
Total liquids and gas liftings (mboe per day)	311	326	(4%)	338	341	(1%)	341

Production:
Entitlement liquids (mboe per day)[6]	259	290	(11%)	268	289	(7%)	283
Entitlement natural gas (mboe per day)	57	62	(9%)	71	74	(4%)	74
Total entitlement liquids and gas production (mboe per day)	316	352	(10%)	339	362	(6%)	357
Total equity gas production (mboe per day)	79	76	5%	99	92	7%	94
Total equity liquids production (mboe per day)	409	439	(7%)	425	410	4%	418
Total equity liquids and gas production (mboe per day)	489	515	(5%)	523	502	4%	512

Third quarter

  Revenues were positively impacted by 12% increase in liquids prices measured in NOK.
  Equity production decreased 5% compared to third quarter last year.
  Entitlement production decreased by 10% compared to third quarter last year.
  Substantial increase in exploration expenses compared to third quarter last year.

Operational review
Average daily entitlement production of liquids and gas was 316 mboe per day in the third quarter of 2010, compared to 352 mboe per day in the third quarter of 2009. There was an average negative Production Sharing Agreement (PSA) effect on entitlement production of 173 mboe per day in the third quarter 2010, compared to 163 mboe in the third quarter of 2009. The increase in PSA effect was due to change in profit tranches for some of our fields in Angola.

Average daily equity production of liquids decreased from 439 mboe per day in the third quarter 2009 to 409 mboe per day in third quarter 2010. The decrease in liquids production was mainly due to operational issues and decline in production in fields in Angola.

Average daily equity production of gas increased from 76 mboe per day in the third quarter 2009 to 80 mboe per day in third quarter 2010. The increase was mainly due to the increasing number of producing wells at Marcellus and increased nominations from Shah Deniz. The increase was partly offset by decline in fields in Independence hub in Gulf of Mexico.

Average daily lifting of liquids and gas decreased from 326 mboe per day in the third quarter of 2009 to 311 mboe per day in the third quarter of 2010.

Exploration expenditure (including capitalised exploration expenditure) increased by NOK 0.4 billion from NOK 2 billion in third quarter in 2009 to NOK 2.4 billion in the third quarter 2010. There was an increased drilling cost and pre-sanctioning cost. In the third quarter of 2010, five wells were completed and two were announced as discoveries.

The US Gulf of Mexico drilling moratorium was lifted on 12 October. In order to be able to resume activity, companies will need to comply with new technical and operational requirements set forth by US authorities and demonstrate readiness to contain and respond to a future oil spill. Statoil has worked in recent months to comply with these new requirements and we are in the process of completing the work necessary to submit plans and secure new permits so that our two rigs can resume drilling. Currently the rigs are redeployed and we expect the drilling for Statoil in the Gulf of Mexico to resume in the first half of 2011.

Financial review
In the third quarter of 2010, net operating income for International E&P was NOK 1.2 billion compared to NOK 0.9 billion in the same period last year.

Net income was positively impacted by an adjustment on total revenues and other income of NOK 0.5 billion and an overlift of NOK 0.1 billion. Adjustment on depreciation, amortisation and impairment negatively impacted net income in the third quarter 2010 with NOK 1.9 billion, where NOK 1.6 billion was related to the impairment of Corrib development asset in Ireland. The impairment was triggered by changes in market conditions and project delays. In the third quarter 2009, impairment losses (NOK 1.8 billion) and underlift (NOK 0.1 billion) negatively impacted net operating income.

Adjusting for these items, adjusted earnings in the third quarter of 2010 and 2009 were NOK 2.5 billion and NOK 2.8 billion, respectively. The decrease was mainly due to increased adjusted exploration expenses of NOK 1.4 billion and reduced entitlement production impacting adjusted earnings by NOK 1.4 billion. The decrease was partly offset by increased realised liquids and gas prices measured in NOK, impacting adjusted earnings positively by NOK 1.3 billion. In addition, adjusted depreciation, amortisation and impairment losses decreased by NOK 0.9 billion, mainly due to lower production. Decreased adjusted sales, general and administration costs of NOK 0.3 billion and lower adjusted operating expenses (including Purchases, net of inventory) of NOK 0.1 billion also positively affected adjusted earnings in the third quarter of 2010 compared to the same period last year.

Adjusted exploration expenses were NOK 2.7 billion in the third quarter of 2010, compared to NOK 1.3 billion in the third quarter of 2009. The increase was mainly related to an increase in drilling cost, expensing of capitalized exploration cost from previous years, an increase in pre-sanctioning cost and lower capitalisation of drilling cost than last year.

First nine months 2010

Operational review
Average daily entitlement production of liquids and gas was 339 mboe per day in the first nine months of 2010, compared to 362 mboe per day in the first nine months of 2009. There was an average negative PSA effect on entitlement production of 184 mboe per day in the first three quarters of 2010, compared to 139 mboe in the first three quarters of 2009. The increase in PSA effect in the first nine months of 2010 compared to the same period last year can be ascribed to changes in profit tranches for some of our fields in Angola and higher prices leading to reduced entitlement shares.

Average daily equity production of liquids increased from 410 mboe per day first nine months in 2009 to 425 mboe per day first nine months in 2010. The increase in liquid production was mainly related to increased ownership share in Agbami field in Nigeria and ramp up in production on Tahiti and Thunder Hawk fields in the Gulf of Mexico. The increase was partly offset by decline in production of several fields in Angola and reduced ownership share in the Mabruk field in Libya.

Average daily equity gas production increased from 92 mboe per day in the first nine months in 2009 to 99 mboe per day in the first nine months in 2010. The increase was mainly related to higher gas production from ramping up production from Marcellus in the US.

Average daily lifting of liquids and gas decreased from 341 mboe per day in the first nine months in 2009 to 338 mboe per day in the first nine months of 2010.

Exploration expenditure was NOK 7.3 billion in the first nine months of 2010 compared to NOK 6 billion in the first nine months of 2009. The increase was due to increased drilling cost and pre-sanctioning cost. The increase was partly offset by reduced seismic activity. In the first nine months of 2010, 14 exploration and appraisal wells were completed and five wells were announced as discoveries.

Financial review
Net operating income in the first nine months of 2010 was NOK 8.5 billion, compared to negative NOK 0.3 billion in the first nine months in 2009.

Net income in the first nine months was positively affected by overlift of NOK 0.9 billion. Impairment losses of NOK 2.0 billion and adjustment on total revenues and other income of NOK 0.2 billion negatively impacted net operating income. In the first nine months of 2009, impairment losses of NOK 5.6 billion and underlift NOK 0.5 billion negatively impacted net operating income.

Adjusted for these items, adjusted earnings in the first nine months of 2010 and 2009 were NOK 9.8 billion and NOK 5.8 billion, respectively. The increase was mainly due to a 35% increase in realised liquids and gas prices measured in NOK, positively impacting adjusted earning by NOK 7.5 billion, and reduced adjusted depreciation expense of NOK 1.1 billion mainly due to lower production. Sales, general and administration expenses decreased by NOK 0.3 billion and lower adjusted operating expenses (including Purchases, net of inventory) of NOK 0.1 billion also positively affected adjusted earnings in the third quarter of 2010 compared to the same period last year.The increase was partly offset by a 6% reduction in entitlement production negatively impacting the adjusted earnings by NOK 2.4 billion, and increased adjusted exploration expenses of NOK 2.9 billion.

Adjusted exploration expenses were NOK 6.9 billion in the first nine months of 2010 compared to NOK 4.0 billion in the first nine months of 2009. The increase of NOK 2.9 billion was mainly related to higher drilling costs and pre-sanctioning costs, expensing of capitalized exploration costs from previous years and lower capitalisation of drilling costs than last year.

Important events since last quarter
  In August Statoil and partners announced that they have sanctioned CLOV in Angola. Drilling is scheduled to commence in 2012 and first oil is expected in 2014.
  On 3 September the Leismer Demonstration plant in Northern Alberta started steam injection.
  On 23 September Statoil announced that it will acquire 20.67% of Nautical Petroleum's interest in the Mariner field.
  On 10 October Statoil announced agreements with Enduring Resources and Talisman regarding acquisition of 67,000 net acres in the Eagle Ford shale area in southwest Texas, adding approximately 550 million boe to Statoil's recoverable resources.
  On 12 October the US Gulf of Mexico drilling moratorium was lifted.
  On 21 October Statoil and the partners announced that they have sanctioned the Jack and St. Malo development in Gulf of Mexico.
  On 1 November Statoil was awarded eight new exploration licenses on the UK continental shelf (UKCS). The award was for operatorship of parts of licences 8/15 and 9/11D, close to the Statoil-operated Mariner heavy oil discovery, and six licences in blocks 212 and 213 near the Faroe border.

1.8 NATURAL GAS

IFRS income statement	Third quarter			First nine months			Full year
(in NOK billion)	2010	2009	Change	2010	2009	Change	2009

Total revenues and other income	18.2	20.5	(11%)	61.3	76.8	(20%)	98.6

Purchase [net of inventory variation]	11.8	12.2	(3%)	41.8	48.8	(14%)	62.1
Operating expenses	1.8	3.5	(49%)	11.5	11.1	4%	14.4
Selling, general and administrative expenses	0.9	0.1	>100%	3.0	0.4	>100%	0.8
Depreciation, amortisation and impairment	0.5	0.7	(34%)	1.4	1.6	(12%)	2.8

Total expenses	15.0	16.5	(9%)	57.7	61.9	(7%)	80.1

Net operating income	3.2	4.0	(20%)	3.5	14.9	(76%)	18.5

Adjusted earnings [11]	Third quarter			First nine months			Full year
(in NOK billion)	2010	2009	Change	2010	2009	Change	2009

Adjusted total revenues and other income	17.9	19.6	(9%)	64.1	74.2	(14%)	95.6

Adjusted purchase [net of inventory variation]	11.8	12.2	(3%)	41.8	48.8	(14%)	62.1
Adjusted operating expenses	3.2	3.5	(9%)	10.2	11.1	(8%)	14.4
Adjusted selling, general and administrative expenses	0.3	0.1	>100%	0.8	0.4	93%	0.8
Adjusted depreciation, amortisation and impairment	0.5	0.5	(10%)	1.4	1.4	0%	1.8

Adjusted earnings [11]	2.1	3.3	(38%)	10.0	12.5	(20%)	16.5

	Third quarter			First nine months			Full year
Operational data	2010	2009	Change	2010	2009	Change	2009

Natural gas sales Statoil entitlement (bcm)	7.5	9.1	(18%)	30.1	30.2	0%	41.4
Natural gas sales (third-party volumes) (bcm)	2.9	2.8	7%	8.2	6.1	34%	8.4
Natural gas sales (bcm)	10.4	11.9	(13%)	38.3	36.4	5%	49.7
Natural gas sales on commission	0.4	0.2	100%	1.1	0.9	23%	1.3
Natural gas price (NOK/scm)	1.74	1.61	8%	1.65	2.02	(18%)	1.90
Transfer price natural gas (NOK/scm)	1.32	1.16	14%	1.19	1.49	(20%)	1.38
Regularity at delivery point	100%	100%	0%	100%	100%	0%	100%

Third quarter

  Natural gas sales volumes decreased by 13% to a total of 10.4 billion standard cubic metres in the third quarter of 2010, due to planned maintenance at Kårstø and Kollsnes.

Operational review
Natural gas sales volumes in the third quarter of 2010 were 10.4 billion standard cubic metres (bcm), compared to 11.9 bcm in the third quarter of 2009, a decrease of 13%. Of total gas sales in the third quarter of 2010, entitlement gas amounted to 7.5 bcm gas of which 1.0 bcm was related to the Norwegian State's direct financial interest (SDFI) share of US gas sales. In the third quarter of 2009, 9.1 bcm of total sales was entitlement gas and 0.8 bcm was the SDFI share of US gas sales. The 13% decrease in gas volumes from the third quarter of 2009 to the third quarter of 2010 is caused by lower entitlement volumes due to planned maintenance at Kårstø and Kollsnes, and relatively low offtake on long term contracts.

In the third quarter of 2010 the volume weighted average sales price was NOK 1.74 per scm (USD 7.54 per million British thermal units), compared to NOK 1.61 per scm (USD 6.95 mmbtu) in the third quarter of 2009, an increase of 8%.

Financial review
In the third quarter of 2010 the net operating income for Natural Gas was NOK 3.2 billion, compared to NOK 4.0 billion in the third quarter of 2009.

The net operating income in the third quarter 2010 was positively impacted by a NOK 0.3 billion gain on derivatives, and a positive NOK 0.8 billion reversal of an accrual in connection with a re-gasification terminal in the US (Cove Point.) The net operating income in the third quarter of 2009 was positively impacted by a NOK 0.9 billion gain on derivatives and a negative NOK 0.2 billion for impairment.

Adjusted for these items, adjusted earnings were NOK 2.1 billion in the third quarter of 2010, compared to NOK 3.3 billion in the third quarter of 2009. The decrease of NOK 1.2 billion is mainly due to significantly lower volumes (NOK -0.7 billion), in addition to lower income from our Processing and Transport business (NOK -0.3 billion). This is partly offset by decreased transportation costs due to maintenance at Kårstø and Kollsnes (NOK +0.2 billion), and therefore lower volumes being transported and sold from the NCS.

Adjusted earnings in Processing and Transport were NOK 1.5 billion in the third quarter of 2010 compared to NOK 1.7 billion in the third quarter of 2009. Processing and transport revenue decreased by NOK 0.3 billion, partly offset by lower fixed operating expenses and depreciation of NOK 0.1 billion. The decrease in income for the third quarter 2010 is mainly related to lower volumes from the NCS.

Adjusted earnings in Marketing and Trading were NOK 0.6 billion in the third quarter of 2010, compared to NOK 1.6 billion in the third quarter of 2009. The reduction is partly due to 13% lower volumes and lower margin from our gas sales due to higher share of 3rd party volumes and lower contribution from trading. This is partly offset by a decrease in transportation costs.

First nine months 2010

Operational review
Natural gas sales volumes for the first nine months of 2010 were 38.3 bcm, compared to 36.4 bcm in the first nine months of 2009, an increase of 5%. Of total gas sales for the first nine months of 2010, there was 30.1 bcm of entitlement gas of which 3.0 bcm was related to the SDFI's share of US gas sales, while in the first nine months of 2009, 30.2 bcm was entitlement gas and 2.1 bcm was the SDFI share of US gas sales.

In the first nine months of 2010 the volume weighted average sales price was NOK 1.65 per scm (USD 7.15 per million British thermal units), compared to NOK 2.02 per scm (USD 8.21 mmbtu) in the first nine months of 2009, a decrease of 18%.

Financial review
For the first nine months of 2010 net operating income was NOK 3.5 billion, compared to NOK 14.9 billion for the same period last year.

The net operating income for the first nine months of 2010 was negatively affected by a NOK 2.9 billion loss on derivatives, and a NOK 3.6 billion provision related to an onerous contract in connection with a re-gasification terminal in the US (Cove Point). The net operating income in the first nine months of 2009 was positively affected by a NOK 2.3 billion gain on derivatives, a reversal of impairment NOK 0.3 billion and negatively impacted by an impairment loss on 0.2 billion.

Adjusted for these items, adjusted earnings were NOK 10.0 billion in the first nine months of 2010, compared to NOK 12.5 billion in the first nine months of 2009. The decrease was mainly due to a 20% lower volume weighted average sales price reducing the marketing and trading margins. This is partly offset by a 5% increase in volumes sold and lower operating expenses in the first nine months of 2010 compared to the first nine months 2009, partly related to lower transportation costs.

Adjusted earnings in Processing and Transport were NOK 5.0 billion in the first nine months of 2010, compared to NOK 5.8 billion in the first nine months of 2009. Processing and Transport revenue decreased by NOK 0.7 billion, while operating expenses and depreciation decreased by NOK 0.1 billion. The income from Gassled was reduced compared to last year, mainly due to regularity problems due to the closure of a compressor at Kårstø, in addition to the production maintenance in the third quarter of 2010.

Adjusted earnings in Marketing and Trading were NOK 5.0 billion in the first nine months of 2010, compared to NOK 6.8 billion in the first nine months of 2009. A positive volume deviation comparing first nine months of 2010 with first nine months of 2009 is more than offset by a negative margin deviation due to decreased sales prices and lower contribution from trading in the first nine months of 2010 compared to the first nine months of 2009.

1.9 MANUFACTURING & MARKETING

IFRS income statement	Third quarter			First nine months			Full year
(in NOK billion)	2010	2009	Change	2010	2009	Change	2009

Total revenues and other income	106.3	97.8	9%	318.3	254.7	25%	351.2

Purchase [net of inventory variation]	100.8	92.0	10%	298.7	234.2	28%	325.0
Operating expenses	2.9	2.7	6%	8.9	7.8	14%	10.8
Selling, general and administrative expenses	2.0	1.8	13%	5.8	6.0	(3%)	8.3
Depreciation, amortisation and impairment	0.6	3.8	(84%)	4.7	7.2	(34%)	7.8

Total expenses	106.4	100.4	6%	318.1	255.2	25%	351.8

Net operating income	(0.1)	(2.6)	96%	0.2	(0.5)	>100%	(0.5)

Adjusted earnings [11]	Third quarter			First nine months			Full year
(in NOK billion)	2010	2009	Change	2010	2009	Change	2009

Adjusted total revenues and other income	107.1	97.2	10%	317.9	255.6	24%	353.2

Adjusted purchase [net of inventory variation]	100.6	91.8	10%	298.9	235.7	27%	327.2
Adjusted operating expenses	2.9	2.7	6%	8.9	9.1	(2%)	12.1
Adjusted selling, general and administrative expenses	2.0	1.9	7%	5.8	5.9	(1%)	8.1
Adjusted depreciation, amortisation and impairment	0.6	0.6	0%	1.7	1.8	(4%)	2.4

Adjusted earnings [11]	0.9	0.1	>100%	2.6	3.1	(18%)	3.6

	Third quarter			First nine months			Full year
Operational data	2010	2009	Change	2010	2009	Change	2009

FCC margin (USD/bbl)	4.2	3.8	11%	5.3	4.7	13%	4.3
Contract price methanol (EUR/tonne)	255	163	56%	247	156	58%	173

Third quarter

  Good trading results in Oil sales, trading and supply.
  Manufacturing income was affected by low refining margins and turnaround at Mongstad.
  Energy and retail experienced high margins and increasing volumes.

Operational review
Refinery throughput in the third quarter of 2010 was lower than in the third quarter of 2009 due to a planned maintenance turnaround at the Mongstad refinery. This was partly offset by the Kalundborg refinery which had higher regularity and throughput in the third quarter of 2010 compared with the third quarter of 2009.

Methanol production in the third quarter of 2010 was significantly higher than in the third quarter of 2009 when Tjeldbergodden had turnaround.

Energy and retail had stronger market positions in the third quarter of 2010 compared to last year.

Financial review
In the third quarter of 2010 net operating income for Manufacturing & Marketing was negative NOK 0.1 billion compared to a negative net operating income of NOK 2.6 billion in the third quarter of 2009.

Negative net operating income in the third quarter of 2010 included a loss on our operational storage (NOK 0.2 billion) and a loss on inventory hedge positions which do not qualify for hedge accounting (NOK 0.8 billion). Negative net operating income in the third quarter of 2009 was impacted by an impairment loss on a refinery asset (NOK 3.2 billion), a gain on inventory hedge positions which do not qualify for hedge accounting (NOK 0.6 billion), reversal of restructuring costs in Energy and Retail (NOK 0.1 billion) and a loss on our operational storage (NOK 0.2 billion).

Adjusted for these items, adjusted earnings were NOK 0.9 billion in the third quarter of 2010, compared to NOK 0.1 billion in the third quarter of 2009. The increase was due to stronger trading results and higher retail fuel margins, partly offset by the impact of the maintenance turnaround at the Mongstad refinery and costs related to the Energy and retail IPO.

Adjusted total revenues and other income were up 10% to NOK 107.1 billion due to higher prices for crude and other oil products, but were partly offset by lower volumes of crude sold. Adjusted purchase, net of inventory variation was up 10% to NOK 100.6 due to the same factors. Adjusted operating expenses were up 6% to NOK 2.9 billion due to higher shipping rates, new pipeline operation and increased harbour expenses. Adjusted selling, general and administrative expenses were up 7% to NOK 2.0 billion mainly due to the JET stations in Sweden being included from September 2009. Adjusted depreciation, amortisation and impairment. NOK 0.6 billion remains at the same level compared to the third quarter of 2009.

Adjusted earnings in Oil sales, trading and supply were NOK 0.6 billion in the third quarter of 2010, compared to NOK 0 billion in the third quarter of 2009. The increase was mainly due to higher gains from storage strategies and other positioning under prevailing market conditions.

Adjusted earnings in Manufacturing were negative NOK 0.3 billion in the third quarter of 2010, compared to negative NOK 0.4 billion in the third quarter of 2009. Increased adjusted earnings were mainly due to 56% higher methanol prices and 11% higher refining margin, partly offset by the impact of the maintenance turnaround at the Mongstad refinery.

Adjusted earnings in Energy and retail were NOK 0.7 billion in the third quarter of 2010, compared to NOK 0.5 billion in the third quarter of 2009. The increase was mainly due to higher fuel margins and volumes.

First nine months 2010

Operational review
Refinery throughput in the first nine months of 2010 was lower than in the first nine months of 2009 due to the planned turnaround at the Mongstad refinery in 2010. Otherwise, the regularity was high in the refineries.

The methanol production in the first nine months of 2010 was higher than in the first nine months of 2009. There was turnaround both years, but in 2009 also reduced throughput due to depressed methanol market prices.

Energy and retail had stronger market positions in the first nine months of 2010 compared to last year.

Financial review
In the first nine months of 2010 net operating income was NOK 0.2 billion, compared to a negative net operating income of NOK 0.5 billion in the first nine months of 2009. Net operating income in the first nine months of 2010 was impacted by an impairment loss on a refinery asset (NOK 2.9 billion) and an Energy and Retail asset (NOK 0.1 billion), a gain on inventory hedge positions which do not qualify for hedge accounting (NOK 0.1 billion), a gain on our operational storage (NOK 0.2 billion) and a gain from the sale of our interest in Swedegas (NOK 0.3 billion). Net operating income in the first nine months of 2009 was impacted by an impairment loss on a refinery asset (NOK 5.4 billion), a loss on inventory hedge positions which do not qualify for hedge accounting (NOK 0.9 billion), restructuring costs in Energy and Retail (NOK 0.1 billion), a gain on our operational storage (NOK 1.5 billion) and the reversal of a take-or-pay contract accruing from the third quarter of 2008 (NOK 1.3 billion).

In the first nine months of 2010 adjusted earnings were NOK 2.6 billion, compared to NOK 3.1 billion in the first nine months of 2009. The decrease was due to weaker trading results and turnaround at the Mongstad refinery, partly offset by higher retail fuel margins and volumes, and higher refining margins.

Adjusted total revenues and other income was up 24% to NOK 317.9 billion due to higher prices for crude and other oil products, but was partly offset by the weakening of the average USD exchange rate and lower volumes of crude sold. Adjusted purchase, net of inventory variation was up 27% to NOK 298.9 billion due to the same factors. Adjusted operating expenses were down 2% to NOK 8.9 billion, mainly due to lower maintenance costs at Mongstad and Kalundborg. Adjusted selling, general and administrative expenses was down 1% to NOK 5.8 billion, mainly due to exchange rate effects. Adjusted depreciation, amortisation and impairment was down 4% to NOK 1.7 billion due to lower depreciation on the refinery assets.

In the first nine months of 2010 adjusted earnings in Oil sales, trading and supply were NOK 1.2 billion, compared to NOK 2.7 billion in the first nine months of 2009. The decrease was mainly due to lower gains from storage strategies under prevailing market conditions with a flattened contango price structure, and losses due to the price drop in May.

In the first nine months of 2010 adjusted earnings in Manufacturing were negative NOK 0.2 billion, compared to negative NOK 0.7 billion in the first nine months of 2009. The improvement was mainly due to 13% higher refining margins and 58% higher methanol prices, partly offset by 6% lower USD exchange rate, and the impact of the planned maintenance turnarounds at the Mongstad and Tjeldbergodden.

In the first nine months of 2010 adjusted earnings in Energy and retail were NOK 1.7 billion, compared to NOK 1.2 billion in the first nine months of 2009. The increase was due to higher fuel margins and volumes.

Important events since last quarter:
  A new contract with the ship-owner Teekay was signed for the services of seven Statoil dedicated shuttle tankers for offshore loading in the North Sea. The contract is changed to a time charter (T/C) to secure more influence on the operational risk and better HSE control.
  The new sulphur recovery unit at Mongstad was started up. It is the first major unit to be replaced since the refinery was built in 1975, and the new unit will reduce CO2 emissions and improve feedstock flexibility.
  The Energy and retail business became the standalone company Statoil Fuel & Retail ASA and was listed on the Oslo Stock Exchange in October. An initial public offering of its shares was completed on 27 October. Statoil ASA is the majority owner.

1.10 LIQUIDITY AND CAPITAL RESOURCES

Third quarter

Cash flows provided by operating activities amounted to NOK 19.5 billion in the third quarter of 2010, compared to NOK 22.5 billion in the third quarter of 2009. The NOK 3.0 billion decrease was mainly due to higher tax payments of NOK 2.7 billion and lower cash flows from underlying operations of NOK 1.7 billion, partly offset by higher cash flows from changes in working capital of NOK 0.8 billion compared to the third quarter of 2009.

Condensed cash flow statement	Third quarter			First nine months			Full year 2009
(in NOK billion)	2010	2009	Change	2010	2009	Change

Cash flows from underlying operations	41.1	42.8	(1.7)	132.2	122.5	9.7	172.5
Cash flows from (to) changes in working capital	6.2	5.4	0.8	(1.5)	11.0	(12.5)	4.6
Changes in financial investments	(6.9)	(6.7)	(0.2)	(7.3)	(2.2)	(5.1)	1.2
Taxes paid	(17.4)	(14.7)	(2.7)	(57.1)	(64.4)	7.3	(100.5)
Other changes	(3.5)	(4.3)	0.8	1.1	(5.7)	6.8	(4.9)
Cash flows provided by operations	19.5	22.5	(3.0)	67.4	61.2	6.2	73.0

Additions to PP&E and intangible assets	(18.4)	(17.8)	(0.6)	(56.7)	(56.5)	(0.2)	(75.2)
Proceeds from sales (including prepayments)	0.7	0.8	(0.1)	3.6	1.0	2.6	1.4
Other changes	(0.8)	0.0	(0.8)	(1.0)	(0.9)	(0.1)	(1.6)
Cash flows used in investing activities	(18.5)	(17.0)	(1.5)	(54.1)	(56.4)	2.3	(75.4)

Net change in long-term borrowing	11.4	(0.1)	11.5	8.5	36.6	(28.1)	41.4
Net change in short-term borrowing	3.9	1.9	2.0	5.0	(4.6)	9.6	(7.1)
Dividends paid	0.0	0.0	0.0	(19.1)	(23.1)	4.0	(23.1)
Other changes	0.0	0.0	0.0	(0.1)	0.1	(0.2)	0.1
Cash flows (used in) provided by financing activities	15.4	1.8	13.6	(5.7)	9.0	(14.7)	11.3

Net increase (decrease) in cash flows	16.3	7.2	9.1	7.5	13.8	(6.2)	8.9

Cash flows used in investing activities amounted to NOK 18.5 billion in the third quarter of 2010, compared to NOK 17.0 billion in the third quarter of 2009. The NOK 1.5 billion increase stems mainly from NOK 0.6 billion increased capital expenditures related to property plant and equipment and NOK 0.8 billion increased payments related to other non-current items.

Gross investments, defined as additions to property, plant and equipment (including capitalised financial lease), capitalised exploration expenditure, intangible assets, long-term share investments and non-current loans granted, were NOK 18.9 billion in the third quarter of 2010, compared to NOK 25.0 billion in the third quarter of 2009. The NOK 6.1 billion decrease stems mainly from a NOK 6.4 billion capitalised financial lease in the third quarter of 2009.

Gross investments	Third quarter			First nine months			Full year 2009
(in NOK billion)	2010	2009	Change	2010	2009	Change

- E&P Norway	7.8	8.8	(12%)	23.4	27.9	(16%)	34.9
- International E&P	8.2	13.9	(41%)	29.3	30.0	(2%)	39.4
- Natural Gas	0.8	0.8	(2%)	2.0	1.5	32%	2.6
- Manufacturing & Marketing	0.9	1.2	(23%)	2.3	3.8	(39%)	6.8
- Other	1.1	0.3	>100%	1.7	1.0	66%	1.3

Gross investments	18.9	25.0	(24%)	58.7	64.2	(9%)	85.0

Cash flows used in investing activities and gross investments have been reconciled in the table below.

Reconciliation of cash flow to gross investments	Third quarter		First nine months		Full year
(in NOK billion)	2010	2009	2010	2009	2009

Cash flows to investments	18.5	17.0	54.1	56.4	75.4
Proceeds from sales of assets	0.7	0.8	3.6	1.0	1.4
Financial lease	0.0	6.4	1.4	6.4	6.9
Other changes in non-current loans granted and JV balances	-0.3	0.8	-0.4	0.4	1.3

Gross investments	18.9	25.0	58.7	64.2	85.0

Cash flows used in financing activities in the third quarter of 2010 amounted to NOK 15.4 billion, compared to NOK 1.8 billion in the third quarter of 2009. The NOK 13.5 billion change was mainly related to a change in long-term borrowings of NOK 11.5 billion, due to new bonds issued in the third quarter of 2010, in combination with change in short-term borrowings by NOK 2.0 billion.

Gross financial liabilities (non-current financial liabilities and current financial liabilities) were NOK 115.8 billion at 30 September 2010, compared to NOK 103.5 billion at 30 September 2009. The NOK 12.3 billion increase was mainly related to issuance of new bonds. On 17 August 2010 Statoil ASA issued USD 1.25 billion of Notes maturing in August 2017 and USD 0.75 billion of notes maturing in August 2040. All of the bonds are guaranteed by Statoil Petroleum AS.

Net financial liabilities [10] were NOK 80.8 billion at 30 September 2010, compared to NOK 71.6 billion at 30 September 2009. The change of NOK 9.2 billion was mainly related to an increase in gross financial liabilities of NOK 12.3 billion, partly offset by an increase in cash and cash equivalents and current financial investments of NOK 3.9 billion and change in adjustments to net interest-bearing debt of NOK 0.7 billion.

The net debt to capital employed ratio [1] was 27.7 % at 30 September 2010, compared to 27.1% at 30 September 2009. The 2% increase was mainly related to an increase in net financial liabilities of NOK 9.2 billion, in combination with an increase in capital employed of NOK 27.3 billion. In the calculation of net interest-bearing debt, we make certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see the following section: Use and reconciliation of non-GAAP financial measures.[2]

Cash, cash equivalents and current financial investments amounted to NOK 46.9 billion at 30 September 2010, compared to NOK 43.0 billion at 30 September 2009. The NOK 3.9 billion increase reflects the high activity level related to investments during 2009 and the first nine months of 2010. Cash and cash equivalents were NOK 32.5 billion at 30 September 2010, compared to NOK 31.0 billion at 30 September 2009. Current financial investments, which are part of our cash management, amounted to NOK 14.4 billion at 30 September 2010, compared to NOK 11.9 billion at 30 September 2009.

Current items (total current assets less total current liabilities) increased by NOK 16.7 billion from negative NOK 4.5 billion at 30 September 2009 to positive NOK 12.3 billion at 30 September 2010. The change was due to an increase in current receivables such as trade and other receivables of NOK 17.5 billion, inventories of NOK 5.5 billion and financial investments of NOK 2.5 billion, partly offset by a decrease in derivatives financial instruments of NOK 3.2 billion and increase in current liabilities such as trade and other payables of NOK 3.8 billion and financial liabilities of NOK 1.9 billion.

First nine months

Cash flows provided by operating activities amounted to NOK 67.4 billion in the first nine months of 2010, compared to NOK 61.2 billion in the first nine months of 2009. The NOK 6.2 billion increase was mainly due to higher cash flows from underlying activities NOK 9.7 billion, NOK 7.3 billion lower tax payments and a positive change in other non-current items of NOK 6.8 billion. These changes were offset by negative changes in working capital contributing NOK 12.5 billion and changes in financial investments of NOK 5.1 billion.

Cash flows used in investing activities amounted to NOK 54.1 billion in the first nine months of 2010, compared to NOK 56.4 billion in the first nine months of 2009. The NOK 2.3 billion decrease stems mainly from NOK 2.6 billion higher proceeds from sale of assets. Higher proceeds from sale in the first nine months of 2010 compared to the first nine months of 2009 are mainly due to a prepayment received related to the sale of a share of our Peregrino asset.

Gross investments amounted to NOK 58.7 billion in the first nine months of 2010 compared to NOK 64.2 billion in the first nine months of 2009. The NOK 5.5 billion decrease stems mainly from lower investments in property plant and equipments.

Cash flow used in financing activities in the first nine months of 2010 amounted to NOK 5.7 billion, compared to positive NOK 9.0 billion for the first nine months of 2009. The NOK 14.7 billion change was mainly related to change in long-term borrowings of NOK 28.1, due to fewer new bonds issued in 2010 compared with 2009, partly offset by change in dividends paid by NOK 4.0 billion and change in short-term borrowings of NOK 9.6 billion.

1.11 USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial performance - Use and reconciliation of Non-GAAP measures in Statoil's 2009 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

  Adjusted earnings
  Adjusted earnings after tax
  Adjusted production cost
  Net debt to capital employed ratio

Adjusted earnings begins with net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings exclude the following items:

  Adjustments are made for changes in the unrealised fair value of derivatives not accounted for as hedges. Statoil uses derivatives to manage certain exposures to fluctuations in foreign currency, interest rates or commodity prices. However, when hedge accounting is not applied the unrealised fair value adjustment for derivatives is not matched by a similar adjustment for the exposure being managed. As a result, only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.
  Over/underlift is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and that the way it corresponds to our entitlement share of production. The effect on the income for the period is therefore adjusted, to show earnings based upon the production for the period which management believes better reflects operational performance.
  Operational storage includes inventories held in the refining and retail operations which are accounted for at the lower of cost and net realisable value. An adjustment is made in the cost of goods sold for changes in the value of inventories during the period held (holding gains or losses) to align to the product pricing.
  Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. (Impairment and reversal of impairment can impact both the Exploration expenses and the Depreciation, amortisation and impairment line item.)
  Gain or loss from sale of assets is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
  Other items of income and expense are also adjusted when the impact on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transaction that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

The measure adjusted earnings after tax excludes net financial items (the principle line items impacted by the change in functional currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitably on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjusted to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

Production cost per barrel is based on operating expenses related to production of oil and gas. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes:

	For the three months ended
Reconcilliation of overall operating expenses to production cost	2010		2009
(in NOK billion)	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep

Operating expenses, Statoil Group	12.8	15.6	15.7	15.7	13.3

Deductions of costs not relevant to production cost calculation
1) Business Areas non-upstream	5.0	7.9	7.1	7.6	6.1

Total operating expenses upstream	7.8	7.7	8.6	8.0	7.1

2) Operation over/underlift	0.0	(0.4)	0.6	0.3	(0.7)
3) Transportation pipeline/vessel upstream	1.0	1.1	1.2	1.0	1.3
4) Miscellaneous items	0.2	0.4	0.4	(0.1)	0.0

Total operating expenses upstream excl. over/underlift & transportation	6.5	6.6	6.5	6.7	6.4
Total production costs last 12 months	26.3	26.2	26.0	25.0	24.6

5) Grane gas purchase	0.2	0.2	0.2	0.2	0.2
6) Restructuring costs from the merger	0.0	0.0	0.0	(0.3)	0.0
7) Change in ownership interest	0.0	0.0	0.0	0.0	0.1

Total operating expenses upstream for adjusted cost per barrel calculation	6.3	6.3	6.2	6.7	6.1

Production cost summary	Entitlement production		Equity production
	30 Sept.		30 Sept.
(in NOK per boe)	2010	2009	2010	2009

Calculated production cost	42.1	37.7	37.9	34.9

Calculated production cost, excluding reversals of restructuring cost arising from the merger	42.5	40.2	38.3	37.2

Calculated production cost, excluding reversals of restructuring costs and gas injection cost	40.9	38.1	36.9	35.3

The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institution will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government is off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio	30 Sept.		Full year 2009
(in NOK billion, except percentages)	2010	2009

Total shareholders' equity	209.1	190.5	198.3
Non-controlling interests	1.3	1.8	1.8

Total equity and minority interest (A)	210.4	192.3	200.1

Short-term debt	15.1	13.2	8.1
Long-term debt	100.7	90.3	96.0

Gross interest-bearing debt	115.8	103.5	104.1

Cash and cash equivalents	32.5	31.0	24.7
Current financial investments	14.4	11.9	7.0

Cash and cash equivalents and current financial investments	46.9	42.9	31.7

Net debt before adjustments (B1)	68.9	60.6	72.4

Other interest-bearing elements	6.0	5.2	5.0
Marketing instruction adjustment	(1.5)	(1.4)	(1.4)
Adjustment for project loan	(0.7)	(0.8)	(0.7)

Net interest-bearing debt (B2)	72.8	63.6	75.3

Normalisation for cash-build up before tax payment (50% of tax payment)	8.0	8.0	0.0

Net interest-bearing debt (B3)	80.8	71.6	75.3

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing debt (A+B1)	279.3	252.9	272.5
Capital employed before normalisation for cash build-up for tax payment (A+B2)	283.2	255.9	275.4
Capital employed (A+B3)	291.2	263.9	275.4

Calculated net debt to capital employed:
Net debt to capital employed before adjustments (B1/(A+B1))	24.7%	24.0%	26.6%
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	25.7%	24.9%	27.3%
Net debt to capital employed (B3/(A+B3))	27.7%	27.1%	27.3%

1.11.1 Reconciliation of adjusted earnings to net operating income

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Statoil group

Items impacting net operating income	Third quarter			Nine months
(in NOK billion)	2010	2009	Change	2010	2009	Change

Net operating income	28.2	28.3	(0%)	94.4	88.1	7%

Total revenues and other income	(2.9)	(2.1)	(38%)	(0.9)	0.3	>(100) %
Change in fair value of derivatives	(1.3)	(2.4)	48%	0.8	(3.3)	>100%
Inefficient hedge of inventories	0.8	(0.6)	>100%	(0.1)	0.9	>(100) %
Impairment of investments	0.0	0.0	-	0.2	0.0	>100%
Reversal of impairment of investments	0.0	0.0	-	(0.2)	(0.3)	37%
Over/underlift	(0.7)	1.3	>(100) %	(0.8)	1.6	>(100) %
Gain/Loss on sales of assets	(0.8)	0.0	>(100) %	(1.1)	0.0	>(100) %
Provisions	0.2	0.0	>(100) %	0.9	0.0	>100%
Eliminations	(0.3)	(0.4)	25%	0.1	1.4	(93%)
Other Adjustments	(0.7)	0.0	>(100) %	(0.7)	0.0	>(100) %

Purchase net of inventory variation	0.2	0.2	0%	(0.2)	(1.5)	87%
Operational storage effects	0.2	0.2	0%	(0.2)	(1.5)	87%

Operating expenses	1.6	(0.6)	>100%	2.8	(1.6)	>100%
Over/underlift	0.2	(0.5)	>100%	0.4	(0.3)	>100%
Other adjustments	0.0	0.0	-	0.0	(0.3)	>100%
Accrual for take or pay contract	(0.2)	0.1	>(100) %	(0.2)	(1.2)	83%
Eliminations	0.0	0.0	-	(0.2)	0.4	>(100) %
Gain/Loss on sales of assets	0.0	0.0	-	0.1	(0.5)	>100%
Increased provision	(1.4)	0.0	>(100) %	1.3	0.0	>100%

Selling, general and administrative expenses	0.6	(0.1)	>100%	2.2	0.1	>100%
Other adjustments	0.0	(0.1)	>100%	0.0	0.1	>(100) %
Increased provision	0.6	0.0	>100%	2.2	0.0	>100%

Depreciation, amortisation and impairment	1.9	5.2	(63%)	4.8	7.1	(32%)
Impairment	1.6	5.2	(69%)	4.6	7.8	(41%)
Other adjustments	0.3	0.0	>100%	0.3	0.0	>100%
Reversal of impairment	0.0	0.0	-	(0.1)	(0.7)	86%

Exploration expenses	0.0	0.0	-	0.2	4.1	(95%)
Impairment	0.5	0.0	>100%	1.9	4.1	(54%)
Reversal of impairment	(0.5)	0.0	>(100) %	(1.7)	0.0	>(100) %

Sum of adjustments	(1.6)	2.8	>(100) %	7.6	8.2	(8%)
Adjusted earnings	26.7	31.1	(14%)	102.0	96.3	6%

1.11.2 Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income (in NOK billion)		Third quarter		Nine months
		2010	2009	2010	2009
Net operating income (NOI)	A	28.2	28.3	94.4	88.1
Tax on NOI	B	18.0	20.4	69.7	66.8
NOI after tax	C = A-B	10.2	7.9	24.7	21.3

Adjustments	D	(1.6)	2.8	7.6	8.2
Tax on adjustments	E	0.2	1.5	1.0	0.9

Adjusted earnings after tax	F = C+D-E	8.5	9.2	31.2	28.6

Net financial items	G	7.0	3.2	4.6	(5.5)
Tax on net financial items	H	3.5	4.5	1.3	5.2

Net income	I = C+G-H	13.8	6.6	27.9	10.6

1.12 END NOTES

  See table under report section "Net debt to capital employed ratio" for a reconciliation of capital employed. Statoil's third quarter 2010 interim consolidated financial statements have been prepared in accordance with IFRS. Comparative financial statements for previous periods presented have also been prepared in accordance with IFRS.
  For a definition of non-GAAP financial measures, see report section "Use and reconciliation of non-GAAP measures".
  The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.
  FCC margin is an in-house calculated refinery margin benchmark intended to represent a 'typical' upgraded refinery with an FCC (fluid catalytic cracking) unit located in the Rotterdam area based on Brent crude.
  A total of 13.9 mboe per day in the third quarter of 2010 and 14.0 mboe in the third quarter of 2009 represent our share of production in an associated company which is accounted for under the equity method. These volumes have been included in the production figure, but excluded when computing the over/underlift position. The computed over/underlift position is therefore based on the difference between produced volumes excluding our share of production in an associated company and lifted volumes.
  Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.
  Lifting of liquids corresponds to sales of liquids for E&P Norway and International E&P. Deviations from the share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.
  The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of liquids and natural gas, excluding our share of operational costs and production in an associated company as described in end note 5.
  Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) contract that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent the Statoil share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil.
  Net financial liabilities are non-current financial liabilities and current financial liabilities reduced by cash, cash equivalents and current financial investments. Net interest-bearing debt is normalised by excluding 50% of the cash build-up related to tax payments due in the beginning of February, April, June, August, October and December each year.
  These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP measures" for details.
  Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party.

  Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (The States Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State.

  All transactions are considered to be on a normal arms-length basis and are presented in the financial statements.

  The production guidance for 2012 reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

1.13 FORWARD-LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "anticipate", "continue", "estimate", "expect", "intend", "likely", "may", "plan", "should", "will" and similar expressions to identify forward-looking statements.

All statements other than statements of historical fact, including, among others, statements such as those regarding: expected equity production; regularity, efficiency and productivity goals for future operations and projects; our future financial position; our future market position; business strategy; expected changes in ownership interests and structures; expected project development expenditures; plans for future development (including redevelopment) and operation of projects; reserve information; reserve recovery factors; entitlement volumes; future ability to utilise and develop our expertise; oil and gas production forecasts; future composition of our exploration and project portfolios; exploration expenditure; expected exploration and development activities and plans; planned turnarounds; expected unit production cost for equity volumes; expected refining margins; expected gap between entitlement and equity volumes; expected impact of contractual arrangements on equity volumes; expected production and capacity of projects; projected impact of laws and regulations (including taxation laws); the impact of the uncertain world economy; expected capital expenditures; our expected ability to obtain short term and long term financing; our ability to manage our risk exposure; the projected levels of risk exposure with respect to financial counterparties; our ability to obtain financing at attractive funding cost levels; the expected impact of currency and interest rate fluctuations (including USD/NOK exchange rate fluctuations) on our financial position; oil, gas and alternative fuel price levels and volatility; oil, gas and alternative fuel supply and demand; the markets for oil, gas and alternative fuel; projected operating costs; the completion of acquisitions, disposals and other contractual arrangements; and the obtaining of regulatory and contractual approvals, are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Risk update".

These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; interest rates; trading activities; the political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; changes in laws and governmental regulations; the lack of necessary transportation infrastructure when a field is in a remote location; the timing of bringing new fields on stream; material differences from reserves estimates; an inability to find and develop reserves; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; security breaches; the actions of competitors; our ability to successfully exploit growth opportunities; the actions of field partners; industrial actions by workers; failing to attract and retain senior management and skilled personnel; failing to meet our ethical and social standards; operational catastrophes; security breaches; natural disasters and adverse weather conditions and other changes to business conditions; and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's 2009 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this review, either to make them conform to actual results or changes in our expectations.

2 Interim financial statements

3rd quarter 2010

CONSOLIDATED STATEMENT OF INCOME
	For the three months		For the nine months		For the year ended
	ended 30 September		ended 30 September		31 December
	2010	2009	2010	2009	2009
(in NOK million)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES AND OTHER INCOME
Revenues	125,809	122,446	383,676	339,706	462,292
Net income from associated companies	533	603	1,185	1,213	1,778
Other income	1,075	12	1,501	145	1,363

Total revenues and other income	127,417	123,061	386,362	341,064	465,433

OPERATING EXPENSES
Purchases [net of inventory variation]	(67,368)	(59,624)	(189,693)	(150,358)	(205,870)
Operating expenses	(12,782)	(13,255)	(44,076)	(41,207)	(56,860)
Selling, general and administrative expenses	(2,802)	(2,292)	(9,704)	(8,088)	(10,321)
Depreciation, amortisation and net impairment losses	(12,602)	(17,557)	(38,050)	(41,558)	(54,056)
Exploration expenses	(3,634)	(2,075)	(10,427)	(11,756)	(16,686)

Total operating expenses	(99,188)	(94,803)	(291,950)	(252,967)	(343,793)

Net operating income	28,229	28,258	94,412	88,097	121,640

FINANCIAL ITEMS
Net foreign exchange gains (losses)	3,997	,952	(1,824)	322	1,993
Interest income and other financial items	1,409	633	2,717	2,867	3,708
Interest and other finance expenses	1,639	654	3,683	(8,657)	(12,451)

Net financial items	7,045	3,239	4,576	(5,468)	(6,750)

Income before tax	35,274	31,497	98,988	82,629	114,890

Income tax	(21,497)	(24,856)	(71,017)	(71,993)	(97,175)

Net income	13,777	6,641	27,971	10,636	17,715

Attributable to:
Equity holders of the company	13,823	7,408	28,555	11,152	18,313
Non-controlling interest (Minority interest)	(46)	(767)	(584)	(516)	(598)
	13,777	6,641	27,971	10,636	17,715

Earnings per share for income attributable to equity holders of the company - basic and diluted	4.34	2.33	8.97	3.50	5.75

Dividend declared and paid per ordinary share	-	-	6.00	7.25	7.25

Weighted average number of ordinary shares outstanding	3,182,526,140	3,183,568,449	3,182,802,756	3,184,196,695	3,183,873,643

See notes to the Interim financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	For the three months ended 30 September		For the nine months ended 30 September		For the year ended 31 December
	2010	2009	2010	2009	2009
(in NOK million)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income	13,777	6,641	27,971	10,636	17,715

Foreign currency translation differences	(9,985)	(5,845)	1,024	(11,578)	(13,637)
Actuarial gains (losses) on employee retirement benefit plans	(199)	(151)	689	(550)	3,191
Change in fair value of available for sale financial assets	(395)	0	170	(66)	(66)
Income tax effect on income and expense recognised directly in OCI	161	173	(601)	374	(742)

Other comprehensive income	(10,418)	(5,823)	1,282	(11,820)	(11,254)

Total comprehensive income	3,359	818	29,253	(1,184)	6,461

Attributable to:
Equity holders of the parent company	3,405	1,585	29,837	(668)	7,059
Non-controlling interest	(46)	(767)	(584)	(516)	(598)
	3,359	818	29,253	(1,184)	6,461

CONSOLIDATED BALANCE SHEET
	At 30 Septmeber	At 31 December	At 30 September
	2010	2009	2009
(in NOK million)	(unaudited)		(unaudited)

ASSETS
Non-current assets
Property, plant and equipment	355,113	340,835	336,038
Intangible assets	51,755	54,253	55,674
Investments in associated companies	10,661	10,056	11,258
Deferred tax assets	2,067	1,960	2,782
Pension assets	5,114	2,694	26
Financial investments	14,609	13,267	12,604
Derivative financial instruments	24,908	17,644	18,842
Financial receivables	5,073	5,747	4,605

Total non-current assets	469,300	446,456	441,829

Current assets
Inventories	21,125	20,196	15,598
Trade and other receivables	59,514	58,895	57,324
Current tax receivable	605	179	112
Derivative financial instruments	5,985	5,369	9,189
Financial investments	14,377	7,022	11,902
Cash and cash equivalents	32,543	24,723	31,048

Total current assets	134,149	116,384	125,173

Assets classified as held for sale	14,059	0	0

TOTAL ASSETS	617,508	562,840	567,002

CONSOLIDATED BALANCE SHEET
	At 30 Septmeber	At 31 December	At 30 September
	2010	2009	2009
(in NOK million)	(unaudited)		(unaudited)

EQUITY AND LIABILITIES
Equity
Share capital	7,972	7,972	7,972
Treasury shares	(16)	(15)	(14)
Additional paid-in capital	41,707	41,732	41,508
Additional paid-in capital related to treasury shares	(851)	(847)	(765)
Retained earnings	155,512	145,909	136,173
Other reserves	4,762	3,568	5,627

Statoil shareholders' equity	209,086	198,319	190,501

Non-controlling interest (Minority interest)	1,326	1,799	1,785

Total equity	210,412	200,118	192,286

Non-current liabilities
Financial liabilities	100,725	95,962	90,323
Derivative financial instruments	2,559	1,657	584
Deferred tax liabilities	78,709	76,322	74,886
Pension liabilities	21,432	21,142	22,339
Assets retirement obligations, other provisions and other liabilities	67,726	55,834	56,957

Total non-current liabilities	271,151	250,917	245,089

Current liabilities
Trade and other payables	60,931	59,801	60,591
Current tax payable	53,103	40,994	52,642
Financial liabilities	15,097	8,150	13,207
Derivative financial instruments	3,144	2,860	3,187

Total current liabilities	132,275	111,805	129,627

Liabilities directly associated with the assets classified as held for sale	3,670	0	0

Total liabilities	407,096	362,722	374,716

TOTAL EQUITY AND LIABILITIES	617,508	562,840	567,002

See notes to the Interim financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

						Other reserves
(unaudited, in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Available for sale financial assets	Currency translation adjustments	Statoil shareholders' equity	Non-controlling interest	Total

At 1 January 2010	7,972	(15)	41,732	(847)	145,909	0	3,568	198,319	1,799	200,118

Net income for the period					28,555			28,555	(584)	27,971
Other comprehensive income					88	170	1,024	1,282		1,282
Dividend paid					(19,095)			(19,095)		(19,095)
Other equity transactions		(1)	(25)	(4)	55			25	111	136

At 30 September 2010	7,972	(16)	41,707	(851)	155,512	170	4,592	209,086	1,326	210,412

						Other reserves
(unaudited, in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Available for sale financial assets	Currency translation adjustments	Statoil shareholders' equity	Non-controlling interest	Total

At 1 January 2009	7,972	(9)	41,450	(586)	147,998	49	17,205	214,079	1,976	216,055

Net income for the period					11,152			11,152	(516)	10,636
Other comprehensive income					(193)	(49)	(11,578)	(11,820)		(11,820)
Dividend paid					(23,085)			(23,085)		(23,085)
Other equity transactions		(5)	58	(179)	301			175	325	500

At 30 September 2009	7,972	(14)	41,508	(765)	136,173	0	5,627	190,501	1,785	192,286

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the nine months ended 30 September			For the year ended 31 December
	2010	2009		2009
(in NOK million)	(unaudited)	(unaudited)

OPERATING ACTIVITIES
Income before tax	98,988	82,629		114,890

Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation, amortisation and net impairment losses	38,050	41,558		54,056
Exploration expenditures written off	2,278	5,198		6,998
(Gains) losses on foreign currency transactions and balances	952	8,797		6,512
(Gains) losses on sales of assets and other items	(1,401)	(592)		(526)

Changes in working capital (other than cash and cash equivalents):
Increase) decrease in inventories	(929)	(447)		(5,045)
(Increase) decrease in trade and other receivables	523	12,607		11,036
Increase (decrease) in trade and other payables	(1,091)	(1,124)		(1,365)

(Increase) decrease in current financial investments	(7,355)	(2,155)		2,725
(Increase) decrease in net derivative financial instruments	(6,694)	(15,124)	*	(9,360)
Taxes paid	(57,102)	(64,395)		(100,473)
(Increase) decrease in non-current items related to operating activities	1,183	(5,749)	*	(6,447)

Cash flows provided by operating activities	67,402	61,203		73,001

INVESTING ACTIVITIES
Additions to property, plant and equipment	(48,589)	(49,566)		(67,152)
Exploration expenditures capitalised	(2,999)	(6,163)		(7,203)
Additions in other intangibles	(5,153)	(734)		(795)
Change in non-current loans granted and other non-current items	(983)	(887)		(1,636)
Proceeds from sale of assets	1,585	987		1,430
Prepayment received related to the held for sale transaction	1,995	0		0

Cash flows used in investing activities	(54,144)	(56,363)		(75,356)

FINANCING ACTIVITIES
New non-current borrowings	11,608	41,146		46,318
Repayment of non-current borrowings	(3,125)	(4,526)		(4,905)
Distribution (to)/from non-controlling interests	111	325		421
Dividend paid	(19,095)	(23,085)		(23,085)
Treasury shares purchased	(194)	(255)		(343)
Net current borrowings, bank overdrafts and other	4,951	(4,629)		(7,115)

Cash flows provided by (used in) financing activities	(5,744)	8,976		11,291

Net increase (decrease) in cash and cash equivalents	7,514	13,816		8,936

Effect of exchange rate changes on cash and cash equivalents	306	(1,406)		(2,851)
Cash and cash equivalents at the beginning of the period	24,723	18,638		18,638

Cash and cash equivalents at the end of the period	32,543	31,048		24,723

*Reclassifications between the indicated line items of NOK 2,383 million for the nine months period ended 30 September 2009 and NOK 3,678 million for the year ended 31 December 2009 have been made in order to be consistent with the current period classification. The reclassification did not impact the Cash flow provided by operations and was deemed immaterial to the previously issued financial statements.

See notes to the Interim financial statements.

2.1 Notes to the interim financial statements

2.1.1 Organisation and basis of preparation

General information and organisation
Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

Statoil's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

As of 1 January 2009, all Statoil's oil and gas activities and net assets on the Norwegian Continental Shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary. Statoil Petroleum AS is the co-obligor of certain debt securities of the parent company Statoil ASA that are registered under the US Securities Act of 1933, and has irrevocably assumed and agreed to perform the payment and covenant obligations for these debt securities. The company also is co-obligor or guarantor of certain other debt obligations of Statoil ASA.

Basis of preparation
These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union. The interim financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (IFRS) for a complete set of financial statements. These interim financial statements should be read in conjunction with the annual financial statements. A detailed description of the accounting policies used is included in the Statoil annual financial statements for 2009.

With effect from 1 January 2010 Statoil adopted certain revised and amended accounting standards and improvements to IFRSs as further outlined in the Significant accounting principles note disclosure to Statoil's financial statements for 2009. None of these revised standards or amendments has significantly impacted the interim financial statements for the first three quarters of 2010, nor have there been any other significant changes in accounting policies compared to the annual financial statements.

The interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period.

The functional currency of the entities in the Statoil group is determined based on the nature of each company's primary economic environment in which it operates. The functional currency of the parent company Statoil ASA is USD. The presentation currency for the Statoil group is NOK.

The interim financial statements are unaudited.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. Change in accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Commercial factors affecting the financial statements
Statoil is exposed to a number of underlying economic factors, such as liquids prices, natural gas prices, refining margins, foreign exchange rates, interest rates, as well as financial instruments with fair values derived from changes in these factors, which affect the overall results for each period. In addition the results of Statoil are influenced in each period by the level of production, which in the short term may be influenced by for example maintenance programmes. In the long term, the results are impacted by the success of exploration and field development activities.

2.1.2 Segments

Statoil manages its operations in four operating segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing. The Exploration and Production Norway and International Exploration and Production segments explore for, develop and produce crude oil and natural gas. The Natural Gas segment transports and markets natural gas and natural gas products. Manufacturing and Marketing is responsible for petroleum refining operations and the marketing and sale of crude oil and refined petroleum products except for natural gas and natural gas products.

The "Other" section consists of the activities of Corporate services, Corporate centre, Group Finance, Technology & New energy and Projects. The "Eliminations" section encompasses elimination of inter-segment sales and related unrealised profits mainly from the sale of crude oil and products. Inter-segment revenues are at estimated market prices.

Operating segments align with internal management reporting to the Group's chief operating decision maker, defined as the Corporate Executive Committee (CEC). The operating segments are determined based on differences in the nature of their operations, products, services and geographical location of the activity. The measure of segment profit is Net operating income. Financial items and tax expense are not allocated to the operating segments. The measurement basis for the net operating income for each operating segment follows the accounting principles used in the financial statements.

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other	Eliminations	Total

Three months ended
30 September 2010
Revenues third party and Other income	1,440	1,722	17,533	105,315	823	51	126,884
Revenues inter-segment	34,172	10,515	557	882	592	(46,718)	0
Net income from associated companies	18	314	143	57	1	0	533

Total revenues and other income	35,630	12,551	18,233	106,254	1,416	(46,667)	127,417

Net operating income	23,522	1,183	3,200	(107)	178	253	28,229

Additions to Intangible assets and Property, plant and equipment *	7,762	8,237	804	943	269	0	18,015

Three months ended
30 September 2009
Revenues third party and Other income	1,916	3,402	19,991	96,997	152	0	122,458
Revenues inter-segment	36,821	7,715	253	755	580	(46,124)	0
Net income from associated companies	12	288	252	67	(16)	0	603

Total revenues and other income	38,749	11,405	20,496	97,819	716	(46,124)	123,061

Net operating income	25,855	860	4,018	(2,569)	(266)	360	28,258

Additions to Intangible assets and Property, plant and equipment *	8,810	13,880	863	1,732	256	0	25,541

Nine months ended
30 September 2010
Revenues third party and Other income	3,558	5,156	59,299	316,132	1,192	(160)	385,177
Revenues inter-segment	117,135	31,664	1,800	1,978	1,579	(154,156)	0
Net income from associated companies	46	856	164	164	(45)	0	1,185

Total revenues and other income	120,739	37,676	61,263	318,274	2,726	(154,316)	386,362

Net operating income	81,752	8,491	3,521	161	421	66	94,412

Additions to Intangible assets and Property, plant and equipment *	23,419	29,264	2,037	2,320	691	0	57,731

Nine months ended
30 September 2009
Revenues third party and Other income	2,004	8,809	75,539	252,774	725	0	339,851
Revenues inter-segment	113,592	20,802	933	1,741	1,639	(138,707)	0
Net income from associated companies	53	631	365	203	(39)	0	1,213

Total revenues and other income	115,649	30,242	76,837	254,718	2,325	(138,707)	341,064

Net operating income	76,452	(272)	14,897	(478)	(693)	(1,809)	88,097

Additions to Intangible assets and Property, plant and equipment *	27,942	29,959	1,969	4,728	1,006	0	65,604

*excluding movements due to changes in abandonment and removal obligations

In the Natural Gas segment an expense of NOK 3.6 billion has been recognised related to certain capacity contracts during 2010. The basis for the provision is expectation of low future utilisation of the capacity.

In the Manufacturing and Marketing segment a provision of NOK 1.3 billion related to a take or pay contract was reversed and consequently reduced Operating expenses in the first quarter of 2009.

See note 5 Intangible assets and Property, plant and equipment for information on impairments recognised in the International Exploration and Production segment and in the Manufacturing and Marketing segment.

2.1.3 Financial items and financial non-current liabilities

Included in Interest and other finance expenses are fair value gains on interest rate swap positions, which are used to manage the interest rate risk on external loans, of NOK 2.8 billion for the three months ending 30 September 2010 and NOK 6.7 billion for the nine months ending 30 September 2010. The fair value gains are caused by decreased interest rates. Correspondingly, fair value gains of NOK 1.7 billion were included in Interest and other finance expenses for the three months ending 30 September 2009. For the nine months ending 30 September 2009 Interest and other finance expenses included fair value losses of 4.4 billion, due to increasing interest rates.

On 17 August 2010 Statoil ASA issued USD 1.25 billion of bonds maturing in August 2017 and USD 0.75 billion of bonds maturing in August 2040.The bonds were issued under the Registration Statement on Form F-3 ("Shelf Registration") filed with the SEC in the United States. All of the bonds are guaranteed by Statoil Petroleum AS.

2.1.4 Income tax

	For the three months		For the nine months		For the year ended
	ended 30 September		ended 30 September		31 December
(in NOK million)	2010	2009	2010	2009	2009

Income before tax	35,274	31,497	98,988	82,629	114,890
Income tax	(21,497)	(24,856)	(71,017)	(71,993)	(97,175)
Equivalent to an effective tax rate of	60.9%	78.9%	71.7%	87.1%	84.6%

The effective tax rate in the third quarter of 2010 was primarily influenced by relatively high income in entities which are subject to lower than average tax rates. For the first nine months of 2010 the third quarter impact was offset by operating and impairment losses in the first six months in entities subject to lower than average tax rates.

The effective tax rates in the third quarter of 2009 and in the first nine months of 2009 were primarily influenced by taxable foreign exchange gains in entities taxable in other currencies than their functional currency. These taxable foreign exchange gains do not impact the income statement of these entities. The effective tax rates were also influenced by relatively high income from the Norwegian Continental Shelf, which is subject to higher than average tax rates, and impairment losses in entities which are subject to lower than average tax rates.

2.1.5 Intangible assets and property, plant and equipment

(in NOK million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2009	340,835	54,253
Additions	58,060	8,152
Transfers	7,972	(7,972)
Disposals	(1,417)	(497)
Held for sale *	(13,446)	(613)
Expensed exploration expenditures previously capitalised	-	(2,278)
Depreciation, amortisation and net impairment losses	(37,958)	(92)
Effect of foreign currency translation adjustments	1,067	802
Balance at 30 September 2010	355,113	51,755

*See note 7 Assets held for sale for more information.

In assessing the need for impairment of the carrying amount of a potentially impaired asset, the asset's carrying amount is compared to its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and estimated value in use. When preparing a value in use calculation the estimated future cash flows are adjusted for risks specific to the asset and discounted using a real post-tax discount rate adjusted for asset specific differences, such as tax rates and horizon of cash flows. The discount rate used is 6.5% real after tax in a 28% tax regime and is derived from Statoil's weighted average cost of capital.

Impairment losses and reversal of impairment losses are presented as Exploration expenses and Depreciation, amortisation and net impairment losses on the basis of their nature as exploration assets (intangible assets) and development and producing assets (property, plant and equipment and intangible assets), respectively. The table below shows the net impairment losses recognised in the reporting period by line item under which is has been reported.

	For the three months ended 30 September		For the nine months ended 30 September
(in NOK million)	2010	2009	2010	2009

Depreciation, amortisation and net impairment losses	1,559	5,347	4,555	7,840
Exploration expenses	485	0	1,881	4,146

Impairment losses	2,044	5,347	6,436	11,986

Depreciation, amortisation and net impairment losses	0	0	(90)	(543)
Exploration expenses	(467)	0	(1,636)	0

Reversal of impairment losses	(467)	0	(1,726)	(543)

Net impairment losses	1,577	5,347	4,710	11,443

Impairment losses presented as Depreciation, amortisation and net impairment losses in the third quarter of 2010 relate to a gas development asset in the International Exploration and Production segment. The basis for the impairment losses is reduced value in use estimates mainly driven by project delays, changes in certain cost estimates and market conditions. The year to date figure for 2010 also includes the second quarter impairment of NOK 2.9 billion in the Manufacturing and Marketing segment on a refinery asset, which was impaired on the basis of reduced value in use estimates mainly driven by decreasing expectations on refining margins. Impairments in the third quarter of 2009 consist mainly of impairments of NOK 1.8 billion (year to date NOK 2.1 billion) recognised in the International Exploration and Production segment related to development and production assets and NOK 3.2 billion (year to date NOK 5.4 billion) recognised in the Manufacturing and Marketing segment related to refineries.

Impairment losses and reversal of impairment losses presented as Exploration expenses in the year to date figures, relate mainly to exploration assets in the Gulf of Mexico, which have been recognised in the International Exploration and Production segment.

2.1.6 Provisions, commitments, contingent liabilities and contingent assets

In the first half of 2010 Statoil entered into certain new operational lease contracts for a number of drilling rigs, which contribute to an increase in the group's total future leasing commitments as of third quarter end. The new drilling rig contracts at commencement involve future minimum lease payments of approximately NOK 12 billion and terms ranging from 6 months to 5 years.

Statoil has in the third quarter of 2010 entered into a long term time charter agreement with Teekay for offshore loading and transport in the North Sea. The contract, which covers the life time of applicable producing fields and which at start-up involves seven crude tankers, has increased the group's total future operational leasing commitments with an estimated nominal total amount of approximately NOK 6 billion at third quarter end 2010. The estimated future leasing commitment depends on assumptions made concerning field production quantities and related life time, expected decrease in the number of vessels employed over time, as well as development in other factors impacting Statoil's payable amounts under the contract.

During the normal course of its business Statoil is involved in legal proceedings, and several unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its financial statements for probable liabilities related to litigation and claims based on the Company's best judgement. Statoil does not expect that the financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

2.1.7 Assets held for sale

On 21 May 2010 Statoil entered into an agreement with Sinochem Group to sell 40% of the Peregrino assets offshore Brazil. Following the transaction Statoil will hold a 60% ownership share and together with Sinochem jointly control the Peregrino assets. Statoil will remain operator of the field which is set to start production in early 2011.

Sinochem Group will pay a total of USD 3.1 billion in cash for the 40% share of the assets, through acquisition of shares in various Statoil entities. The transaction is subject to governmental approvals in Brasil. The consideration is based on an economic date of 1 January 2010 and is subject to adjustments for working capital and for a proportional share of operational and capital expenditures incurred in the period between the economic date and the date for final closing of the transaction. As at 1 January 2010 the net carrying amount of the Peregrino assets was NOK 21.4 billion (100%). The transaction will be recognised in the International Exploration and Production segment when it has been completed.

On the basis of the agreement, the carrying amount of non-current assets and liabilities relating to the 40% ownership share to be divested has been classified as held for sale in the Consolidated balance sheet. The table below shows the assets and liabilities classified as held for sale:

(in NOK million)	30 September 2010

Property, plant and equipment	13,446
Intangible assets	613

Total assets classified as held for sale	14,059

Financial liabilities	3,184
Asset retirement obligation, other provisions and other liabilities	486

Total liabilities directly associated with assets classified as held for sale	3,670

2.1.8 Subsequent events

On 8 October 2010 Statoil and Talisman Energy Inc. signed a Purchase and Sale agreement with Enduring Resources LLC under which Statoil, through a 50/50 joint venture with Talisman Energy Inc., will acquire 67,000 net acres in the Eagle Ford shale formation in Southwest Texas. Total consideration for Statoil's share is USD 0.8 billion. The transaction is expected to be completed before 31 December 2010 and will be recognised in the International Exploration and Production segment.

On 1 October 2010 Statoil transferred all activities relating to Statoil's Energy & Retail business to Statoil Fuel & Retail ASA and its wholly owned subsidiaries. On 22 October 2010 the shares of Statoil Fuel & Retail ASA were listed on the Oslo Stock Exchange. Following completion of the listing, Statoil ASA remains the majority shareholder of Statoil Fuel & Retail ASA.

3 HSE accounting

4 Signatures

3 November 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA
(registrant)

Date: November 3, 2010	By
Name: Eldar Sætre
Title: Chief Financial Officer

/s/ Eldar Sætre
Eldar Sætre
Chief Financial Officer